The information in this Preliminary Prospectus Supplement and the accompanying Prospectus is not complete and may be changed. This Preliminary Prospectus Supplement and the accompanying Prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 1, 2003

PRELIMINARY PROSPECTUS SUPPLEMENT (To Prospectus Dated October 3, 2002)

1,600,000 Shares

American Mortgage Acceptance Company

Common Shares of Beneficial Interest

American Mortgage Acceptance Company is offering 1,600,000 shares of common shares of beneficial interest.

Our common shares are listed on the American Stock Exchange under the symbol “AMC”. The last reported sale price of our common shares as reported on the American Stock Exchange on             , 2003 was $             per share.

Investing in our common shares involves risks that are described in the “Risk Factors” section beginning on page S-12 of this prospectus supplement.

PRICE $     PER SHARE

	Per Share	Total
Public offering price	$	$
Underwriter discounts	$	$
Proceeds, before expenses, to American Mortgage Acceptance Company	$	$

The underwriters may also purchase up to an additional 240,000 common shares from American Mortgage Acceptance Company at the public offering price, less the underwriting discounts, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The common shares will be ready for delivery in New York, New York on or about April     , 2003.

RBC CAPITAL MARKETS	JMP SECURITIES

April     , 2003

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus supplement is current as of the date of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

DOCUMENTS INCORPORATED BY REFERENCE

In addition to the documents incorporated by reference or deemed incorporated by reference in the accompanying prospectus, our Annual Report on Form 10-K for the year ended December 31, 2002, which has been filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, is hereby incorporated into this prospectus supplement and specifically made a part of this prospectus supplement.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information in this prospectus supplement. The summary is not complete and does not contain all of the information you should consider before investing in our common shares. We urge you to carefully read this entire prospectus supplement and the accompanying prospectus, along with the information that is incorporated by reference. You should carefully consider the information discussed under “Risk Factors” before you decide to purchase our common shares. All references to “we,” “us” or the “Company” mean American Mortgage Acceptance Company and our wholly-owned subsidiaries. Unless otherwise indicated, the information contained in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option to purchase an additional 240,000 common shares within 30 days of the date of this prospectus supplement.

Our Business

We are a real estate investment trust (“REIT”) specializing in multifamily finance that seeks asset diversification, capital appreciation and income for distributions to our shareholders. We originate and acquire bridge loans, mezzanine loans and government-insured first mortgage loans or mortgage-backed securities secured by multifamily housing properties throughout the United States. We may also invest in other real estate assets, including commercial mortgage-backed securities (“CMBS”). We generally seek to maintain 40% of our assets in government-insured or guaranteed investments.

At December 31, 2002, our diversified and actively managed portfolio consisted of Government National Mortgage Association (“Ginnie Mae”) certificates with a fair value of $114.0 million, bridge loans with a carrying value of $26.0 million, mezzanine loans with a carrying value of $12.4 million, first mortgage loans with a carrying value of $9.9 million, and our indirect investment in CMBS through our $20.2 million investment in ARCap Investors, L.L.C. (“ARCap”).

The following chart depicts our portfolio of investments as of December 31, 2002:

*	The Stony Brook Village II first mortgage loan, in the amount of $8.3 million, was repaid on January 31, 2003.
**	The carrying values of the bridge loans and the mezzanine loans are net of unamortized origination costs and fees and loan discounts.

We finance the acquisition of our assets primarily through borrowing at short-term rates using a demand repurchase facility with Nomura Securities International, Inc. (the “Nomura Facility”) and our $40 million line of credit with Fleet National Bank (the “Fleet Line of Credit”). Under our declaration of trust, we may incur permanent indebtedness of up to 50% of our total market value calculated at the time the debt is incurred. Permanent indebtedness and working capital indebtedness may not exceed 100% of our total market value. Our declaration of trust provides that we may not change our policy regarding indebtedness without the consent of a majority in interest of our shareholders.

We have engaged Related AMI Associates, Inc., which we refer to as our “Advisor,” to manage our day-to-day affairs. Our Advisor has subcontracted its management obligations to its affiliate, Related Capital Company (“Related Capital”), the nation’s largest non-agency financier of affordable multifamily housing. The management team responsible for our day-to-day affairs has an average of ten years of experience with Related Capital and an average of 18 years experience in the real estate industry. On December 18, 2002, Charter Municipal Mortgage Acceptance Company (“CharterMac”), a public company also managed by an affiliate of Related Capital, announced that it entered into an agreement to acquire 100% of the ownership interests of Related Capital and substantially all of the businesses operated by Related Capital. See “Our Advisor” beginning on page S-6 of this prospectus supplement.

Our Industry

We focus our origination and acquisition efforts on providing financing for multifamily housing development, acquisition and rehabilitation. Commercial mortgage lenders originated multifamily housing loans totaling $41.0 billion in 2002, almost half of which were insured or guaranteed by an agency of the United States government. We believe that the total amount of multifamily mezzanine loan originations was approximately $6.4 billion in 2002.

Over the past 20 years the multifamily sector has delivered one of the highest average total investment returns of all real estate property types according to the National Council of Real Estate Investment Fiduciaries. We believe there will continue to be a strong demand for multifamily housing due to factors such as population growth and household formations. The National Association of Home Builders, in its most recent report on this subject released in February 2001, has estimated that this demand will support production of more than 3.4 million new multifamily units from 2001 to 2010.

Within the multifamily sector, we focus a portion of our originations on bridge loans that are secured by interests in affordable multifamily housing. We believe there is a significant demand for affordable multifamily housing. According to the most recent report of the United States Department of Housing and Urban Development on this subject dated January 2001, 4.9 million households are in need of quality affordable housing. We believe that affordable multifamily housing provides an excellent form of collateral, which is further described under “Our Investment Strategy — Bridge Loans” beginning on page S-4 of this prospectus supplement.

Our Investment Strategy

Our goal is to increase the return on our asset base by investing in higher yielding assets while balancing our risk by maintaining a portion of our investments in government agency-guaranteed or insured assets and maintaining a conservative capital structure.

We invest in the following types of assets:

Government-Insured and Guaranteed Investments.    We generally seek to maintain a minimum of 40% of our assets in government-insured or guaranteed investments. We do this primarily through the acquisition or origination of mortgage loans on multifamily properties, the principal of which is insured by FHA, and the acquisition of Ginnie Mae mortgage-backed securities and pass-through certificates. Government agency-insured lending offers us safety, liquidity and moderate yields, while also providing us with a strong asset base for collateralized borrowing on favorable terms. We may also acquire mortgage-backed securities insured by Fannie Mae or the Federal Home Loan Mortgage Corporation (“Freddie Mac”). Both Fannie Mae and Freddie Mac are federally-chartered public corporations which, pursuant to their charters, are required to invest in both single-family and multifamily housing. They are frequently referred to as Government Sponsored Entities, although they are not owned by, and their securities are not guaranteed by, federal or state government agencies.

Bridge Loans.    We currently originate and invest in two types of bridge loans:

•	Bridge loans funded in connection with the development of multifamily properties which benefit from the Low-Income Housing Tax Credit (“LIHTC”) program under Section 42 of the Internal Revenue Code (“LIHTC Bridge Loans”); and

•	Bridge loans funded in connection with providing multifamily developers with short-term capital to acquire and/or rehabilitate existing multifamily properties with the goal of refinancing or selling the properties (“Acquisition/Rehabilitation Bridge Loans”).

LIHTC Bridge Loans.    We believe that since 1989, on average, nearly one-quarter of each year’s new multifamily property construction contains an affordable component that produces LIHTCs (from 1989 through 2001, the number of affordable units producing LIHTCs ranged from 60,000 to 126,000 annually). Due to the equity payment schedule typically associated with LIHTC investment programs, there can be periods in a construction cycle when a developer needs short-term capital. To capitalize on this demand, we offer bridge loans to developers with typical terms of approximately 12 to 18 months and which are collateralized by the equity interests of the property owner.

This portion of our bridge lending focuses on LIHTC properties because we believe that default risks ordinarily associated with bridge lending are substantially reduced by the presence of LIHTCs, the value of which typically averages two to four times the principal amount of the bridge loan. The beneficial owners of these LIHTC properties are typically Fortune 500 companies that have invested in order to receive the tax benefits of the LIHTC, which are received ratably over an 11-year period. In the event that these properties cannot support their debt service, the beneficial owners have an incentive to maintain the debt service so that they can avoid foreclosure of their equity interests and the loss of the tax benefits associated with the LIHTCs. According to a May 2002 Ernst & Young study, “Understanding the Dynamics; A Comprehensive Look at Affordable Housing Tax Credit Properties,” the foreclosure rate on LIHTC properties from 1987 to 2001 has been 0.14%.

Acquisition/Rehabilitation Bridge Loans.    In October 2002, we introduced a new Acquisition/Rehabilitation Bridge Loan program targeting two-to-three year bridge loan investments on existing multifamily housing complexes nationwide. The bridge loans provide multifamily developers with short-term capital to acquire and/or rehabilitate existing properties with the goal of either refinancing with long-term debt provided by Fannie Mae or Freddie Mac or selling the property. Typically, the long-term debt is arranged by our affiliate, PW Funding Inc. PW Funding, a Fannie Mae Delegated Underwriting and

Servicing lender and a Freddie Mac Program Plus® Seller/Servicer, was acquired in December 2001 by a subsidiary of CharterMac. Under this loan program, one of our wholly-owned subsidiaries provides individual loans ranging from $2 million to $20 million over a term of up to 24 months (generally with a one-year extension option). The interest rate on each loan is based on the 30-day London Inter-Bank Offer Rate (“LIBOR”), providing the borrower with low-cost interim financing. We lend an amount equal to between 80% and 90% of the value of the particular property, funding approximately 80% of such amount through the Fleet Line of Credit and providing the balance of the loan from our own funds. With respect to any loan we make utilizing the Fleet Line of Credit, the underlying property is pledged as collateral under the Fleet Line of Credit. In addition to the assignment of collateral in such instances, we have guaranteed repayment of the Fleet Line of Credit. There may be instances when we will not finance certain Acquisition/ Rehabilitation Bridge Loans through the Fleet Line of Credit.

We have found from our multifamily developer clients that there are very few options in the market for this type of short-term capital. Responding to our developers’ needs, we have structured a highly useful product that provides us with favorable returns and enables us to underwrite to a reliable exit strategy utilizing PW Funding. In addition, this product line minimizes our interest rate risk for these loans because the loans and the Fleet Line of Credit that we use to fund the loans float off of the same index.

Mezzanine Loans.    Mezzanine loans are subordinate to senior mortgages and may include a participating component, such as a right to a portion of the cash flow and refinancing and sale proceeds from the underlying properties.

We seek to capitalize on attractive yields available through the funding of mezzanine debt in combination with our origination of government-insured multifamily first mortgages. We believe that we are one of the few lenders in the country who offers mezzanine loans in conjunction with agency-insured first mortgage loans.

Our mezzanine loans typically finance newly constructed or rehabilitated market-rate multifamily properties and generally have terms of 40 years with an option to call the loan on 12 months notice at any time after the tenth anniversary of the mezzanine loan closing. These loans are typically in a subordinated mortgage position, are secured by equity interests in the borrower and have limited recourse to the guarantor for the three years from the date of the permanent loan. We seek properties in growing real estate markets with well capitalized developers or guarantors. We leverage the expertise of our Advisor and its affiliates in the initial underwriting of the property, as well as in the ongoing monitoring of the property through construction, lease-up and stabilization.

Commercial Mortgage-Backed Securities.    We may invest in subordinated CMBS, which offer the advantage of significantly higher yields than government-insured and guaranteed investments. The market values of subordinated interests in CMBS and other subordinated securities tend to be more sensitive to changes in economic conditions than senior, rated classes. As a result of these and other factors, subordinated interests generally are not actively traded and may not provide holders with liquidity of investment.

We currently invest indirectly in CMBS through our convertible preferred equity investment in ARCap. ARCap is a recognized industry leader specializing in investing in non-investment grade and unrated subordinated CMBS. The CMBS which comprise ARCap’s portfolio are collateralized by a diverse range of underlying properties, including multifamily, retail, office and hotel.

Supplemental Products.    We offer supplemental products that enhance our other programs while offering us attractive risk-adjusted returns.

Standby and Permanent Loan Commitments.    In January 2002, we began issuing standby bridge and permanent loan commitments for transactions involved with the construction or rehabilitation of multifamily apartment complexes in various locations throughout the United States in return for a commitment fee. These commitments, which are generally offered to clients of affiliates of our Advisor, are obligations to fund construction or permanent loans at a future date at an agreed upon interest rate if the borrower cannot structure and close an alternative financing arrangement. The standby loan commitments expire, on average, 12 to 18 months from issuance. As of December 31, 2002, our outstanding commitments under this program were approximately $5.1 million.

Stabilization Guarantees with Wachovia Bank, N.A.    We have entered into agreements with Wachovia Bank, N.A. (“Wachovia”) to provide guarantees, for the benefit of Wachovia, for the period following construction completion until property stabilization on loans for the new construction of multifamily properties under the LIHTC program in exchange for a guarantee fee. We guarantee that properties which have completed construction will stabilize and the underlying construction loans will convert to permanent Fannie Mae or Freddie Mac loans by a specified date. These permanent loans are typically originated by PW Funding for the Fannie Mae or Freddie Mac forward commitment loan program. We provide these guarantees for loans that secure properties that are outside of the geographic areas in which Wachovia makes commercial real estate construction loans. As of December 31, 2002, our outstanding commitments under this guarantee program were approximately $19.2 million.

Our Capital Structure

We seek to maintain a conservative capital structure, which we believe distinguishes us from other, more highly leveraged mortgage REITs. In this regard, our declaration of trust limits our use of debt financing. Our permanent indebtedness may not exceed 50% of our total market value calculated at the time the debt is incurred. Furthermore, our permanent indebtedness, when combined with our working capital indebtedness, may not exceed 100% of our total market value calculated at the time the debt is incurred. As of December 31, 2002, our indebtedness, a substantial portion of which was working capital indebtedness, was approximately $96.7 million, and our ratio of indebtedness to total market value was approximately 51.9%. Our ratio of permanent indebtedness to total market value, as of December 31, 2002, was approximately 4.7%.

Our Advisor

General.    Related Capital, a privately held general partnership, is one of the nation’s leading financial services providers for the multifamily housing industry, with a strong core focus on affordable housing. Related Capital, through investment programs it sponsors, has an indirect ownership interest in the second largest portfolio of multifamily units in the country. Formed in 1972 through a predecessor entity, Related Capital has amassed a superior track record with investors and multifamily developers, having provided debt and equity financing for over 1,300 properties located throughout the United States. Related Capital provides asset management and loan servicing to a portfolio of real estate and loans (including our loans) valued at cost at over $18.7 billion. Since 1972, Related Capital has increased assets and loans under its management at a compounded annual growth rate of 23%. Related Capital and its affiliates have sponsored more than 260 public and private real estate investment programs in the form of REITs, business trusts, limited liability companies and limited partnerships, which have raised in excess of $6.0 billion in equity from over 107,000 institutional and retail investors.

We believe that we benefit from our relationship with Related Capital because, as a small-capitalization company, it is unlikely that we could afford the scope and quality of resources Related Capital and its affiliates are able to provide. We are able to utilize Related Capital’s real estate and investment expertise to advise us and provide us with experienced risk management, underwriting, asset management, loan servicing, finance, accounting, tax and administrative personnel and other services necessary to operate our business. We benefit from the marketing efforts of Related Capital’s origination groups, which offer our bridge loan program in connection with LIHTC equity investments to developers nationally. We have access to Related Capital’s proprietary client base, which includes some of the nation’s most active and respected developers of affordable multifamily housing.

An affiliate of Related Capital manages CharterMac, an American Stock Exchange listed company. CharterMac predominately invests in tax-exempt revenue bonds that secure affordable multifamily housing properties. A subsidiary of CharterMac acquired 80% of the capital stock of PW Funding Inc., a national mortgage banking firm specializing in agency lending to multifamily housing properties. PW Funding is a Fannie Mae Delegated Underwriting and Servicing lender and a Freddie Mac Program Plus® Seller/Servicer. We believe that we benefit from our affiliation with PW Funding, as they provide us with a pipeline of product for our bridge lending, our mezzanine lending and our government-insured products.

CharterMac Acquisition of Related Capital.    On December 18, 2002, CharterMac announced that it entered into an agreement to acquire 100% of the ownership interests of Related Capital and substantially all of the businesses operated by Related Capital. We believe that the proposed acquisition of Related Capital by CharterMac should not affect our day-to-day operations. We will continue to be advised by our Advisor following the proposed acquisition (subject to annual renewal of the advisory agreement between us and our Advisor (the “Advisory Agreement”)); however, CharterMac will own 100% of our Advisor. In addition, our Advisor will continue to subcontract to Related Capital the obligation to provide the services which our Advisor is required to provide under the Advisory Agreement. The proposed acquisition contemplates that the same management team that is currently managing us will continue to manage us if the acquisition of Related Capital by CharterMac is completed.

General Information

We have elected to be treated as a REIT for federal income tax purposes. This treatment permits us to deduct dividend distributions to our shareholders for federal income tax purposes, thus effectively eliminating the “double taxation” that generally results when a corporation earns income and distributes that income to its shareholders by way of dividends. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed under “Certain Federal Income Tax Considerations.”

Our principal executive offices are located at 625 Madison Avenue, New York, New York 10022. Our telephone number is (212) 421-5333.

Recent Developments

Dividend Declaration.    On March 13, 2003, our Board of Trustees declared a dividend of $0.40 per share for the first quarter ended March 31, 2003, payable to shareholders of record on March 31, 2003. The dividend will be paid on May 15, 2003.

Plaza at San Jacinto.    On March 7, 2003, we exercised our rights under the subordinated promissory note and other documents to take possession of the real estate collateral of the Plaza at San Jacinto, a  132-unit multifamily property located in LaPorte, Texas. We had provided a $1.25 million mezzanine loan to the owner of the Plaza at San Jacinto on May 24, 2001. We paid approximately $6.7 million and now own the first mortgage loan on the property. As such, we are now a “mortgagee in possession.” This is a preliminary step towards foreclosure, which is expected to take place in the near future and allows us to secure and protect the real estate and cash collateral, securing both the first mortgage loan and the mezzanine loan. Based on a recent independent appraisal, we believe that the value of the collateral exceeds the amounts paid for the first mortgage loan and the mezzanine loan. However, there can be no assurance that we will be able to sell this property for an amount greater than or equal to its appraised value.

Interest Rate Swap.    On March 24, 2003, we entered into a five-year LIBOR interest rate swap with a notional amount of $30 million, which represents approximately 34% of our outstanding floating rate debt on the Nomura Facility at December 31, 2002. The annual fixed interest rate payable by us on this swap is 3.48%.

New Loans.    See “Our Investments—Portfolio—Recent Developments” beginning on page S-31 of this prospectus supplement for a discussion of other recent developments in our portfolio.

THE OFFERING

Common shares of beneficial interest offered	1,600,000 shares(1)

Common shares of beneficial interest outstanding after this offering	7,979,630 shares(2)(3)

Use of proceeds

We estimate that our net proceeds from this offering, without exercise of the overallotment option, will be approximately $            . We intend to use the net proceeds to fund future investment activity. See “Use of Proceeds” beginning on page S-9 of this prospectus supplement.

Risk Factors

See “Risk Factors” beginning on page S-12 of this prospectus supplement, and other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a discussion of factors you should carefully consider before deciding to invest in the common shares.

American Stock Exchange symbol	AMC

(1)	1,840,000 shares if the underwriters exercise their over-allotment option in full.

(2)	Includes 16,000 common shares that we will issue to our Advisor upon completion of this offering (we will issue an additional 2,400 common shares (for a total of 18,400 common shares) to our Advisor if the underwriters exercise their over-allotment in full) pursuant to the Advisory Agreement, which entitles our Advisor to receive as compensation a number of common shares equal to 1% of the total number of common shares issued by us in this offering. Does not include 383,863 common shares reserved for issuance under our Incentive Share Option Plan.

(3)	8,222,030 common shares (including 18,400 common shares to be issued as described in footnote 2 above) if the underwriters exercise their over-allotment option in full.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of our common shares to acquire and originate government-insured and uninsured investments consistent with our investment strategy and subject to our investment policy limitations as stated in our declaration of trust.

The net proceeds from the sale of 1,600,000 common shares will be approximately $             after deducting the underwriting discount and the estimated expenses of the offering.

SELECTED FINANCIAL DATA

The selected financial data as of December 31, 2002, 2001 and 2000 and for the years then ended are derived from our audited financial statements for those years. You should read this selected financial data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference in this prospectus supplement or the accompanying prospectus.

	Year Ended December 31,
	2002	2001	2000
	(Dollars in thousands, except per share amounts)
Operating Data:
Mortgage loan income	$2,050	$2,773	$1,565
Ginnie Mae income	5,769	2,294	473
CMBS income	—	—	3,190
Equity in earnings of ARCap	2,400	2,400	401
Other income	2,639	631	2,682
Net (loss) gain on investments	614	(251)	(227)
Interest expense	(1,228)	(1,406)	(3,372)
Other expenses	(2,584)	(1,254)	(1,394)

Net income	$9,660	$5,187	$3,318

Net income per share (basic and diluted)	$1.61	$1.35	$.86

Weighted average shares outstanding (basic and diluted)	6,017,740	3,838,630	3,838,630

Balance Sheet Data:
Total assets	$195,063	$101,982	$70,438
Repurchase and warehouse facilities payable	$96,668	$43,610	$12,656
Total shareholders’ equity	$94,338	$55,279	$55,076

Other Data:
Return on Equity	12.9%	9.4%	5.9%
Return on Assets	6.5%	6.0%	3.6%
Debt Service Coverage Ratio	8.9x	4.7x	2.0x

CAPITALIZATION

Our actual capitalization at December 31, 2002, and our capitalization as adjusted to give effect to the issuance of 1,600,000 common shares in this offering at a price of $             per share is set forth below.

	as of December 31, 2002
	Actual	As Adjusted*
	(Dollars in thousands)
Shares of beneficial interest; par value $0.10 per share; 25,000,000 shares authorized; 6,738,826 issued and 6,363,630 outstanding (as adjusted 8,354,826 issued and 7,979,630 outstanding)	$674		$835
Treasury shares of beneficial interest; 375,196 shares	(38)		(38)
Additional paid-in-capital	99,470
Distributions in excess of net income	(14,471)		(14,471)
Accumulated other comprehensive income	8,703		8,703

Total	$94,338	$

*	After deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Includes 16,000 common shares that we will issue to our Advisor (18,400 if the underwriters exercise their over-allotment option in full) upon completion of this offering pursuant to the Advisory Agreement. Assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 240,000 common shares.

RISK FACTORS

An investment in our common shares involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus supplement. If any of the risks discussed in this prospectus supplement actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of our common shares could decline and you may lose all or part of your investment.

Mortgage investments that are not United States government insured and non-investment grade mortgage assets involve risk of loss

General.    We intend to continue to originate and acquire uninsured and non-investment grade mortgage loans and mortgage assets as part of our investment strategy. Such loans and assets may include mezzanine loans, bridge loans and CMBS. While holding such interests, we will be subject to risks of borrower defaults, bankruptcies, fraud and losses and special hazard losses that are not covered by standard hazard insurance. Also, the costs of financing the mortgage loans could exceed the return on the mortgage loans. In the event of any default under mortgage loans held by us, we will bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the mortgage loan. To the extent we suffer such losses with respect to our investments in mortgage loans, the value of our company and the price of our common shares may be adversely affected.

Limited recourse loans may limit our recovery to the value of the mortgaged property.    Our loans are generally non-recourse, except for our mezzanine loans, which typically have limited recourse provisions for the first three years from the date of the permanent loan. In addition, limited recourse against the borrower may be further limited by applicable provisions of the laws of the jurisdictions in which the mortgaged properties are located or by the selection of remedies and the impact of those laws on that selection. With respect to our non-recourse mortgage loans, in the event of a borrower default, the specific mortgaged property and other assets, if any, pledged to secure the relevant mortgage loan, may be less than the amount owed under the mortgage loan. As to those mortgage loans that provide for recourse against the borrower and its assets generally, there can be no assurance that such recourse will provide a recovery in respect of a defaulted mortgage loan greater than the liquidation value of the mortgaged property securing that mortgage loan.

Competition in acquiring desirable investments may limit the availability of desirable investments which could, in turn, negatively affect our ability to maintain our dividend distribution

We compete for loan investments with numerous public and private real estate investment vehicles, such as mortgage banks, pension funds, REITs, institutional investors and individuals. Mortgages, subordinated interests in CMBS and other investments are often obtained through a competitive bidding process. In addition, competitors may seek to establish relationships with the financial institutions and other firms from which we intend to purchase such assets. Many of our competitors are larger than us, may have access to greater capital and other resources, may have management personnel with more experience than our officers or our Advisor and may have other advantages over us and our Advisor in conducting certain business and providing certain services. Competition may result in higher prices for mortgage assets, lower yields and a narrower spread of yields over our borrowing costs. In addition, competition for desirable investments could delay the investment of proceeds from this offering in desirable assets, which may, in turn, reduce earnings per share and may negatively affect our ability to maintain our dividend distribution. There can be no assurance that we will achieve investment results that will allow any specified level of cash distribution.

Interest rate fluctuations will affect the value of our assets, net income and the common shares

General.    Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations can adversely affect our income and value of our common shares in many ways and present a variety of risks, including the risk of a mismatch between asset yields and borrowing rates, variances in the yield curve and changing prepayment rates.

Interest rate mismatch could occur between asset yields and borrowing rates resulting in decreased yield.    Our operating results will depend in large part on differences between the income from our assets (net of credit losses) and our borrowing costs. We expect that most of our assets will bear fixed interest rates and will have terms in excess of five years. We fund the origination and acquisition of a significant portion of our assets with borrowings which have interest rates that reset relatively rapidly, such as monthly or quarterly. We anticipate that, in most cases, the income from our assets will respond more slowly to interest rate fluctuations than the cost of our borrowings, creating a mismatch between asset yields and borrowing rates. Consequently, changes in interest rates, particularly short-term interest rates, may influence our net income. To mitigate the impact of interest rate fluctuations, on March 24, 2003, we entered into a five-year LIBOR interest rate swap with a notional amount of $30 million. The annual fixed interest rate payable by us on this swap is 3.48%. Based on the $87.9 million of borrowings outstanding under the Nomura Facility at December 31, 2002, a 1% change in LIBOR would impact our annual net income and cash flows by approximately $878,800 (not taking into account the effects of the interest rate swap entered into on March 24, 2003). Taking into account the interest rate swap, a 1% change in LIBOR would impact our annual net income and cash flows by approximately $578,000. Our borrowings under the Fleet Line of Credit also bear interest at rates that fluctuate with LIBOR. See “Our Investments—Portfolio—Bridge Loans—Acquisition/Rehabilitation Bridge Loans” beginning on Page S-25 of this prospectus supplement. Based on the $8.8 million outstanding under the Fleet Line of Credit at December 31, 2002, a 1% change in LIBOR would impact our annual net income and cash flows by approximately $87,880. Increases in these rates will tend to decrease our net income and market value of our net assets. Interest rate fluctuations that result in our interest expense exceeding interest income would result in our incurring operating losses.

Prepayment rates can increase, thus adversely affecting yields.    The value of our assets may be affected by prepayment rates on investments. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. To the extent we originate mortgage loans, we expect that such mortgage loans will have a measure of protection from prepayment in the form of prepayment lock-out periods or prepayment penalties. However, such protection may not be available with respect to investments which we acquire, but do not originate. In periods of declining mortgage interest rates, prepayments on mortgages generally increase. If general interest rates decline as well, the proceeds of such prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the investments that were prepaid. In addition, the market value of mortgage investments may, because of the risk of prepayment, benefit less from declining interest rates than from other fixed-income securities. Conversely, in periods of rising interest rates, prepayments on mortgages generally decrease, in which case we would not have the prepayment proceeds available to invest in assets with higher yields. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

We are dependent on our Advisor and if our Advisor terminates the Advisory Agreement, we may not be able to find an adequate replacement advisor

We have no employees, although for administrative purposes we have appointed officers. We have entered into an Advisory Agreement with our Advisor under which our Advisor provides us with all of the services vital to our operations. We are dependent on our Advisor for the management and administration of our business and investments. The results of our operations will be dependent upon the availability of, and our Advisor’s ability to identify and capitalize on, investment opportunities. The agreement may be terminated (i) without cause by our Advisor or (ii) with or without cause by a majority of our independent trustees, each without penalty and each upon 60 days’ prior written notice to the non-terminating party. If our Advisor terminates our agreement, we may not be able to find an adequate replacement advisor.

Conflicts of interest could arise among our Advisor, Related Capital and us with respect to investment opportunities

Our Advisor has subcontracted to Related Capital the obligation to provide the services which our Advisor is required to provide under the Advisory Agreement. There are risks involved with this arrangement. Under the Advisory Agreement, our Advisor and Related Capital are permitted to act as advisor to any other person or entity having investment policies similar to ours, including other REITs. Generally, in conflict situations with non-affiliated entities, our Advisor must present an investment opportunity to us if the opportunity is within our investment objectives and policies, the opportunity is of a character that could be taken by us, and we have the financial resources to take advantage of the opportunity. However, to the extent that other companies advised by or affiliated with our Advisor or Related Capital have similar investment objectives to ours and have funds available for investment at the same time as us or to the extent that an investment is potentially suitable for us and at least one such entity, conflicts of interest could arise as to which entity should acquire the investment.

Related Capital effectively controls and manages a closed-end, publicly held limited partnership with similar investment objectives that may invest in mortgages suitable for investment by us (although this entity has fully invested its available funds and is not permitted to raise additional capital). In addition, an affiliate of Related Capital is the manager of CharterMac, which is an American Stock Exchange listed company that invests primarily in tax-exempt mortgage investments but has in the past, and may in the future, invest in taxable mortgage investments similar to those in which we invest. For example, CharterMac acquired a preferred equity interest in ARCap. Finally, The Related Companies, LP, the majority owner of Related Capital, also effectively controls two Delaware limited liability companies whose principal lines of business have been the arrangement of credit enhancements for tax-exempt revenue bonds, although from time to time they may invest in taxable mortgage investments similar to ours. As of the date of this prospectus supplement, neither entity is actively operating.

To the extent that these existing entities, as well as affiliated entities which may be formed by affiliates of Related Capital in the future, have funds available for investment at the same time as us and a potentially suitable investment is offered to us or the affiliated entities, our Advisor will review the affiliated entities’ and our investment portfolios and will determine whether or not the investment should be made by one of the affiliated entities or by us based upon factors such as the amount of funds available for investment, yield and portfolio diversification. If the making of a mortgage loan or other mortgage investment appears equally appropriate for us and these affiliated entities, the mortgage loan or other mortgage investment will either be made by a joint venture between two or more of such entities (which may include us), or will be allocated to one of such entities on a basis of rotation with the initial order of priority determined by the dates of formation of the entities.

Furthermore, if the proposed acquisition of Related Capital by CharterMac is completed, the conflicts described above with respect to Related Capital will remain the same and will become conflicts between us and CharterMac. This is due to the fact that CharterMac will acquire all of the ownership interests in our Advisor and CharterMac proposes to continue to operate the same potentially competitive businesses in which Related Capital is currently engaged. In addition, agreements between CharterMac and Stephen M. Ross, one of its trustees and the majority owner of our Advisor, which will be entered into upon consummation of that proposed acquisition, will specifically permit Mr. Ross to compete with CharterMac in the business of originating mezzanine loans to multifamily housing properties similar to those which secure our loans, which is the same conflict as currently exists, and would continue to permit Mr. Ross to compete with us for such investments.

Conflicts of interest could arise in transactions where we lend to borrowers affiliated with Related Capital

We have invested in, and may in the future invest in, mortgage investments secured by properties in which either direct or indirect affiliates of Related Capital own equity interests in the borrower. Our declaration of trust requires that any transaction between our Advisor, Related Capital or any of their affiliates and us be approved by a majority of trustees, including a majority of the independent trustees, not otherwise interested in the transaction, as being fair and reasonable and on terms not less favorable to us than those available from unaffiliated third parties. As of December 31, 2002, we had three bridge loans to borrowers that are affiliates of Related Capital, with a carrying value totaling approximately $4.6 million. Typically, these affiliate borrowers are limited partnerships where the general partner is either an affiliate of Related Capital or an unaffiliated third party with a 1% general partnership interest, and the 99% limited partner is a limited partnership in which an affiliate of Related Capital owns a 1% general partnership interest and one or more Fortune 500 companies own a 99% limited partnership interest.

Every transaction entered into between us and a Related Capital affiliate raises a potential conflict of interest. In addition to the initial determination to invest in mortgage investments secured by properties owned by a Related Capital affiliate, such conflicts of interest with respect to these mortgage investments include, among others, decisions regarding (i) whether to waive defaults of such Related Capital affiliate, (ii) whether to foreclose on a loan, and (iii) whether to permit additional financing on the properties securing our investments other than financing provided by us.

We may not accurately assess investment yields, which may negatively affect our earnings

Before making any investment, our Advisor will consider the expected yield of the investment and the factors that may influence the yield actually obtained on such investment. These considerations will affect our or our Advisor’s decision whether to purchase such an investment and the price offered for such an investment. No assurances can be given that we or our Advisor can make an accurate assessment of the yield to be produced by an investment. Many factors beyond our and our Advisor’s control are likely to influence the yield on the investments, including, but not limited to, competitive conditions in the local real estate market, local and general economic conditions and the quality of management of the underlying property. Our Advisor’s inability to accurately assess investment yields may result in our purchasing assets that do not perform as well as expected, which may negatively affect our earnings.

In our loan program with Fannie Mae, we guarantee a first loss position

Through a program with Fannie Mae which we have discontinued, we originated construction and permanent loans for multifamily properties on Fannie Mae’s behalf. We guaranteed a first loss position and receive loss sharing and loan origination fees for loans that we originated. If defaults occur on loans originated by us then we may be required to make an immediate cash payment of up to the total amount of our first loss position. As of December 31, 2002, we originated, on Fannie Mae’s behalf, loans totaling approximately $3.3 million and have made forward commitments for an additional approximate $4.0 million. We also guaranteed construction loans for which we have issued a forward commitment to originate a loan under the Fannie Mae program, with respect to which we guarantee repayment of 100% of such construction loans. Our maximum exposure under the Fannie Mae program and the forward commitments at December 31, 2002 was $7.3 million.

Volatility of values of mortgaged properties may adversely affect our loans

Multifamily and commercial property values and net operating income derived from such properties are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; and increases in operating expenses (such as energy costs). In the event net operating income decreases, a borrower may have difficulty paying our mortgage loan, which could result in losses to us. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay our mortgage loans, which could also cause us to suffer losses.

We are subject to construction completion risks

Some of our loans are secured by multifamily housing properties which are still in various stages of construction. Construction of such properties generally takes approximately 12 to 24 months. The principal risk associated with construction lending is the risk of noncompletion of construction which may arise as a result of: (i) underestimated initial construction costs, (ii) cost overruns during construction, (iii) delays in construction, (iv) failure to obtain governmental approvals, and (v) adverse weather and other unpredictable contingencies beyond the control of the developer. If a mortgage loan is called due to construction not being completed as required in the mortgage loan documents, we may determine to expend additional capital in order to preserve our investment.

In order to minimize certain risks which may occur during the construction phase of a property, our Advisor endeavors to obtain in most instances one or more types of security during such period, including a construction completion guarantee from the principals of the property owner, personal recourse to the property owner and payment and performance bonding of the general contractor, if any, with respect to a property securing our investment. In addition, our Advisor may require principals of the property owner to provide us with an operating deficit guarantee, covering operating deficits of a property securing an investment during an agreed-upon period. We may not be able, however, to obtain such security with respect to certain properties. In other cases, we may decide to forego certain types of available security if we determine that the security is not necessary or is too expensive to obtain in relation to the risks covered.

We are subject to risks in connection with our stabilization guarantee program with Wachovia

Pursuant to our agreement with Wachovia, we provide guarantees for the benefit of Wachovia for the period following construction completion until property stabilization on loans for new construction of multifamily properties under the LIHTC program. If a property does not stabilize by the specified date, we may be required to purchase the loan secured by that property from Wachovia. The principal risk associated with these guarantees is that there can be no assurance that we will have sufficient funds available to purchase a loan required to be purchased pursuant to this program. If we have to borrow the funds needed to purchase a loan, we will be subject to the interest rate risks described under the heading “— Interest rate fluctuations will affect the value of our assets, net income and the common shares” beginning on page S-13 of this prospectus supplement. As of December 31, 2002, our outstanding commitments under this guarantee program were approximately $19.2 million. For more information about our stabilization guarantee program, see “Our Investments — Portfolio — Supplemental Products — Stabilization Guarantees with Wachovia Bank, N.A.” beginning on page S-30 of this prospectus supplement.

We are subject to risks in connection with our standby loan program

Under our standby loan program, we issue bridge construction and permanent loan commitments for transactions involved with the construction or rehabilitation of multifamily apartment complexes in various locations throughout the United States in return for a commitment fee. If the borrower cannot structure and close an alternative financing arrangement at a future date, we would become obligated to fund the loan at an agreed upon interest rate. The principal risk associated with this program is that there can be no assurance that we will have sufficient funds available to fund the loan. If we have to borrow the funds needed to fund the loan, we will be subject to the interest rate risks described under the heading “— Interest rate fluctuations will affect the value of our assets, net income and the common shares” beginning on page S-13 of this prospectus supplement. As of December 31, 2002, our outstanding commitments under this program were approximately $5.1 million. For more information about our stabilization guarantee program, see “Our Investments — Portfolio — Supplemental Products — Standby Bridge and Permanent Loan Commitments” beginning on page S-30 of this prospectus supplement.

Bridge and mezzanine loans involve greater risks of loss than senior loans secured by income-producing properties

We have acquired and expect to continue to acquire bridge and mezzanine loans. These types of loans are considered to involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property due to a variety of factors, including the loan becoming unsecured as a result of foreclosure by the senior lender. We may not recover some or all of our investment in such loans. In addition, bridge loans and mezzanine loans may have higher loan to value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal.

Subordinated interests are subject to increased risk of first loss or non-investment grade subordinated interests

We have invested indirectly in subordinated CMBS through our ownership of a preferred membership interest in ARCap. Subordinated CMBS of the type in which ARCap invests include “first loss” and non-investment grade subordinated interests. A first loss security is the most subordinate class in a structure and accordingly is the first to bear the loss upon a default on restructuring or liquidation of the underlying collateral and the last to receive payment of interest and principal. Such classes are subject to special risks, including a greater risk of loss of principal and non-payment of interest than more senior, rated classes. The market values of subordinated interests in CMBS and other subordinated securities tend to be more sensitive to changes in economic conditions than more senior, rated classes. As a result of these and other factors, subordinated interests generally are not actively traded and may not provide holders with liquidity of investment. With respect to our investment in ARCap, our ability to transfer our membership interest in ARCap is further limited by the terms of ARCap’s operating agreement.

Participating interests in mortgages may not be available and, even if obtained, may not be realized

In connection with the acquisition and origination of mortgages, we have obtained and may continue to obtain participating interests that may entitle us to payments based upon a development’s cash flow, profits or any increase in the value of the development that would be realized upon a refinancing or sale of the development. Competition for participating interests is dependent to a large degree upon market conditions. Participating interests are more difficult to obtain when mortgage financing is available at relatively low interest rates. In the current interest rate environment, we may have greater difficulty obtaining participating interests. Participating interests are not government insured or guaranteed and are therefore subject to the general risks inherent in real estate investments. Therefore, even if we are successful in investing in mortgage investments which provide for participating interests, there can be no assurance that such interests will result in additional payments to us.

Short-term repurchase agreements involve risk of loss

We finance and expect to continue to finance, a portion of our investments through collateralized borrowing in the form of repurchase agreements, which involve the sale by us of assets concurrently with an agreement by us to repurchase such assets at a later date at a fixed price. During the repurchase agreement period, we continue to receive principal and interest payments on the assets. The use of borrowing, or “leverage,” to finance our assets involves a number of risks, including the following:

If we are unable to renew our borrowings at favorable rates, we may be forced to sell assets, and our profitability may be adversely affected.    We rely on short-term repurchase agreements to finance a portion of our assets. Our ability to achieve our investment objectives depends on our ability to borrow money in sufficient amounts and on favorable terms and our ability to renew or replace these short-term borrowings on a continuous basis as they mature. If we are not able to renew or replace maturing borrowings, we would be forced to sell some of our assets under possibly adverse market conditions, which may adversely affect our profitability. As of December 31, 2002, we had borrowings of approximately $87.9 million outstanding under the Nomura Facility, all of which typically have 30 day settlement terms.

A decline in the market value of our assets may result in margin calls that may force us to sell assets under adverse market conditions.    Repurchase agreements involve the risk that the market value of the securities sold by us may decline and that we will be required to post additional collateral, reduce the amount borrowed or suffer forced sales of the collateral. If forced sales were made at prices lower than the carrying value of the collateral, we would experience additional losses. If we are forced to liquidate our assets to repay borrowings, there can be no assurance that we will be able to maintain compliance with the REIT asset and source of income requirements.

Our use of repurchase agreements to borrow money may give our lenders greater rights in the event of bankruptcy.    Of our total borrowings of approximately $96.7 million as of December 31, 2002, approximately $87.9 million were made using repurchase agreements which require us to pledge certain of our assets to the lender to secure our obligations thereunder. Borrowings made under repurchase agreements may qualify for special treatment under the Bankruptcy Code, which may make it difficult for us to recover our pledged assets if a lender files for bankruptcy. In addition, if we were to file for bankruptcy, lenders under our repurchase agreements may be able to avoid the automatic stay provisions of the Bankruptcy Code and take possession of, and liquidate, the assets we pledged under these agreements without delay.

Our debt obligations may reduce our operating performance and put us at a competitive disadvantage

In addition to the risks associated with the short-term repurchase agreements described above, we are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest under the Fleet Line of Credit, and the risk that indebtedness under the Fleet Line of Credit will not be refinanced at maturity or that the terms of such refinancing will not be as favorable as the terms of the Fleet Line of Credit.

A portion of the outstanding principal under the Fleet Line of Credit is due at the maturity or prepayment of each of the underlying loans. We anticipate repaying the indebtedness through refinancing or sales proceeds of the properties securing the mortgage loans. In the event that the proceeds from such sales or refinancings do not generate sufficient amounts to repay our obligations under the Fleet Line of Credit, we will be required to pay off the remaining borrowings under the Fleet Line of Credit through cash, other borrowings or equity offerings. If we were unable to refinance our indebtedness on acceptable terms, we might be forced to sell assets under possibly adverse market conditions, which may adversely affect our profitability. If prevailing interest rates, financing spreads or other factors at the time of refinancing the Fleet Line of Credit result in higher interest rates, our interest expense would increase, which would adversely affect our results of operations.

We intend to incur additional debt in connection with new acquisitions and/or originations. We may also borrow funds if necessary to satisfy the requirement that we distribute to shareholders as dividends at least 90% of our annual REIT taxable income, or otherwise as is necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes.

Our debt may harm our business and operating results, including requiring us to use a substantial portion of our cash generated to pay interest and required principal payments, which reduces the amount available for dividends.

As of the date of this prospectus supplement, we had borrowings of $8.8 million outstanding under the Fleet Line of Credit.

Liquidation of collateral may jeopardize our REIT status

To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our mortgage investments to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT. For further discussion of the asset and source of income requirements and the consequences of our failure to continue to qualify as a REIT, please see “Certain Federal Income Tax Considerations” beginning on page S-46 of this prospectus supplement.

Hedging transactions can limit gains and increase exposure to losses

On March 24, 2003 we entered into a five-year LIBOR interest rate swap with a notional amount of $30 million, which represents approximately 34% of our outstanding floating rate debt on the Nomura Facility at December 31, 2002. The annual fixed interest rate payable by us on this swap is 3.48%. Hedging activities may not have the desired beneficial impact on our results of operations or financial condition. Moreover, no hedging activity can completely insulate us from the risks associated with changes in interest rates and prepayment rates.

Hedging involves risk and typically involves costs, including transaction costs. Such costs increase as the period covered by the hedging increases and during periods of rising and volatile interest rates. Such costs will limit the amount of cash available for distributions to shareholders. We intend generally to hedge as much of the interest rate risk as our Advisor determines is in our best interests given the cost of such hedging transactions.

REIT provisions of the Internal Revenue Code of 1986, as amended (the “Code”), may limit our ability to hedge our assets and related borrowings. Any limitation on our use of hedging techniques may result in greater interest rate risk.

There are risks related to loans secured by properties that benefit from LIHTCs

The success of our investments in loans secured by properties that benefit from using LIHTCs will be based in part on the results of operations of the underlying properties. The value of such loans and the quality of the underlying properties as collateral for such loans may be affected by other factors, such as property resale and other restrictive terms.

Regulations prevent sales of underlying properties for a 15-year period.    The law governing LIHTCs generally prohibits the owners of such properties from selling the properties during a 15-year tax credit compliance period and then may require, unless waived, that beginning in year 14 the properties be offered for sale for approximately a one-year period of time at the same price originally paid for them plus an annual cost of living inflation factor. The properties will be at least 15 years old when they are sold and may not sell for the same price as new properties. Factors outside the owner’s control, such as demand for apartments and real estate values generally, will determine whether the properties can be sold for more than the owner invested in them or the amount of our mortgage loan. The properties are required to be leased to low-income tenants at restricted rentals for periods in excess of the 15-year tax credit compliance period.

Terms of government financings could limit revenues.    If a property receives government assistance or financing, the terms of the government assistance or financing (e.g., tenant eligibility, approvals for rent increases, limitations on the percentage of income which low- and moderate-income tenants may pay as rent) could limit the revenue from the property and depress its value and thereby jeopardize the owner’s ability to repay our mortgage loan. There can be no assurance that government assistance programs which are intended to benefit a property will be continued by the assistance provider and that if such assistance is not continued that the property will generate sufficient additional revenue to substitute for the discontinued government assistance so as to meet its mortgage or operating obligations.

Geographic concentration and the credit quality of borrowers may result in losses

We have not established any limit upon the geographic concentration of properties securing mortgage loans acquired or originated by us or the credit quality of borrowers of uninsured mortgage assets acquired or originated by us. As a result, properties securing our mortgage loans may be overly concentrated in certain geographic areas and the underlying borrowers of our uninsured mortgage assets may have low credit quality. We may experience losses due to geographic concentration or low credit quality. As of December 31, 2002, 76.5% of our investments in bridge and mezzanine loans were secured by properties in Texas. Bridge and mezzanine loans comprised approximately 21% of our portfolio of investments as of December 31, 2002.

Changes in mortgage loan programs could adversely affect us

We could be hindered in making investments by adverse changes in the FHA insurance, Ginnie Mae or Fannie Mae guarantee programs or rules or regulations relating to them. Generally, once a mortgage has been endorsed for insurance or guaranteed, subsequent amendments to the rules or regulations would not apply retroactively to affect preexisting investments, but could affect prospective investments. Changes to the guarantee programs could adversely affect our ability to originate or acquire attractive investments.

There are a number of risks associated with being taxed as a REIT

Our REIT status subjects us and our shareholders to a number of risks, including the following:

Failure to qualify as a REIT would have adverse tax consequences for us.    In order to maintain our REIT status we must meet a number of requirements. These requirements are highly technical and complex and often require an analysis of various factual matters and circumstances that may not be totally within our control. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS may make changes to the tax laws and regulations, and the courts may issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT. If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Therefore, we would have less money available for investments and for distributions to our shareholders. This may also have an adverse effect on the market value of our common shares. In general, we would not be able to elect REIT status for four years after a year in which we lose our REIT status.

As a REIT, our income can only come from limited types of sources.    To qualify as a REIT, at least 75% of our gross income must come from qualified real estate sources and 95% of our gross income must come from other sources that are itemized in the REIT tax laws. Therefore, we may have to forego opportunities to invest in potentially profitable businesses or assets because they would produce income that could jeopardize our status as a REIT.

We have certain distribution requirements.    As a REIT, we must distribute to shareholders at least 90% of our REIT taxable income (excluding capital gains). The required distribution limits the amount we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue (such as original issue discount interest income attributable to our investment in ARCap) or pay expenses and the period we report those items for distribution purposes, we may have to borrow funds on a short-term basis to meet the 90% distribution requirement.

We are also subject to other tax liabilities.    As a REIT, we may be subject to certain federal, state and local taxes on our income and property. Any of these taxes would reduce our operating cash flow.

For further discussion of the risks associated with REIT taxation, please see “Certain Federal Income Tax Considerations” beginning on page S-46 of this prospectus supplement.

Loss of Investment Company Act exemption would adversely affect us

We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940. If we fail to qualify for this exemption then we would be regulated as an investment company and our business would be materially adversely affected. Investment company regulations would prevent us from conducting our business as described in this prospectus supplement by, among other restrictions, reducing our ability to use borrowings. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Under the current interpretation of Securities Exchange Commission staff, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in these qualifying real estate interests. Mortgage-backed securities that do not represent all the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, our ownership of these mortgage-backed securities is limited by the provisions of the Investment Company Act. In meeting the 55% requirement under the Investment Company Act, we treat as qualifying interests mortgage-backed securities issued with respect to an underlying pool as to which we hold all issued certificates. If the Commission or its staff adopts a contrary interpretation, we could be required to sell a substantial amount of our mortgage-backed securities under potentially adverse market conditions. Further, in order to insure that we at all times qualify for the exemption from the Investment Company Act, we may be precluded from acquiring mortgage-backed securities whose yield is somewhat higher than the yield on mortgage-backed securities that could be purchased in a manner consistent with the exemption. The net effect of these factors may be to lower our net income.

Restrictions on share accumulation in REITs could discourage a change of control of our company

In order for us to qualify as a REIT, not more than 50% of the number or value of the outstanding shares may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year or during a proportionate part of a shorter taxable year.

In order to prevent five or fewer individuals from acquiring more than 50% of our outstanding shares and a resulting failure to qualify as a REIT, our declaration of trust provides that, subject to certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the outstanding shares. The shares most recently acquired by a person that are in excess of the 9.8% limit will not have any voting rights and be deemed to have been offered for sale to us for a period subsequent to the acquisition. Any person who acquires shares in excess of the 9.8% limit is obliged to immediately give written notice to us and provide us with any information we may request in order to determine the effect of the acquisition on our status as a REIT.

While these restrictions are designed to prevent any five individuals from owning more than 50% of our shares, they also discourage a change in control of our company. These restrictions may also deter tender offers that may be attractive to shareholders or limit the opportunity for shareholders to receive a premium for their shares if an investor makes purchases of shares to acquire a block of shares.

Supermajority voting requirements for acquisitions and mergers could discourage a change of control of our company

Our declaration of trust requires that 80% of our shareholders and all of our independent trustees approve exchange offers, mergers, consolidations or similar transactions involving us in which our shareholders receive securities in a surviving entity having materially different investment objectives and policies, or that is anticipated to provide significantly greater compensation to management, except for transactions affected because of changes in applicable law, or to preserve tax advantages for a majority in interest of our shareholders.

Issuances of large amounts of our common shares could cause our share price to decline

As of December 31, 2002, there were 6,363,630 common shares outstanding. This prospectus supplement relates to the sale of up to an additional 1,600,000 common shares, which may be increased to 240,000 common shares if the underwriters fully exercise their over-allotment option. Furthermore, in connection with this offering and the issuance of any common shares in the future, our Advisor is entitled to receive as compensation common shares equal to 1% of the issuance, which common shares vest over a three-year period and are restricted as to their transferability until they vest. Our Advisor will receive 16,000 common shares (18,400 common shares if the underwriters exercise their overallotment option in full) in connection with this offering. In addition, we may issue common shares under our Incentive Share Option Plan, which currently provides for the issuance of up to 383,863 common shares. Finally, our declaration of trust permits our trustees to issue an unlimited number of shares (subject to the consent of shareholders if required pursuant to the rules of the American Stock Exchange). The issuance of common shares could cause dilution of our existing common shares and a decrease in the market price.

Terrorist attacks in the United States and the war in Iraq may have a negative effect on our earnings

The terrorist attacks which occurred in New York City and Washington D.C. on September 11, 2001, the subsequent military actions taken by the United States and its allies in response, and the current military action in Iraq have caused significant uncertainty in the global financial markets. While the long-term effects of these events and their potential consequences are uncertain, they could have a material adverse effect on general economic conditions, consumer confidence and market liquidity. Among other things, it is possible that short-term interest rates may be affected by these events. If short-term interest rates increase rapidly, it would cause our borrowing costs to increase in comparison to the interest rates we earn on our mortgage investments. If that were to happen, our earnings would be negatively affected. In addition, the rate of prepayment on the mortgages underlying our mortgage investments could increase as a result of adverse economic conditions, changes in interest rates and other factors, all of which could be affected by the terrorist attacks and their aftermath.

Our shareholders may have personal liability for our acts and obligations

It is possible that certain states may not recognize the limited liability of shareholders, although our declaration of trust provides that our shareholders shall not be subject to any personal liability for our acts or obligations. Our declaration of trust also provides that every written agreement entered into by us shall contain a provision that our obligations are not enforceable against our shareholders personally. No personal liability should attach to our shareholders under any agreement containing such provision; however, not every written agreement entered into by us contains such a provision. In certain states, our shareholders may be held personally liable for contract claims where the underlying agreement does not specifically exclude shareholder liability. Our shareholders may also be held personally liable for other claims against us, such as tort claims, claims for taxes and certain statutory liability. Upon payment of any such liability, however, the shareholder will, in the absence of willful misconduct on the shareholder’s part, be entitled to reimbursement from our general assets, to the extent such assets are sufficient to satisfy the claim.

Liability relating to environmental matters may impact the value of the underlying properties

Under various federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances may adversely affect an owner’s ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of an underlying property becomes liable for removal costs, the ability of the owner to make debt payments may be reduced, which in turn may adversely affect the value of the relevant mortgage asset held by us.

We may incur costs in connection with the compliance requirements of the Americans with Disabilities Act and fire and safety regulations

Certain underlying properties may be required to comply with the Americans with Disabilities Act, which has separate compliance requirements for “public accommodations” and “commercial facilities,” but generally requires that buildings be made accessible to disabled people. Compliance with the Americans with Disabilities Act could require removal of access barriers and noncompliance could result in imposition of fines by the U.S. government or an award of damages to private litigants.

In addition, owners are required to operate properties in compliance with fire and safety regulations, building codes, and other land use regulations. Compliance with such requirements may require owners to make substantial capital expenditures and these expenditures may impair an owner’s ability to make debt payments, which in turn may adversely affect the value of the relevant mortgage asset held by us.

Tax legislation proposed by President Bush may have negative consequences for REITs

Recent tax legislation proposed by President Bush would, if enacted, allow corporations to pay dividends that are tax-free to shareholders or, to the extent dividends are not paid, allow shareholders to increase the tax basis of their shares. As currently described, this proposal would not apply to REITs. Although the proposal does not adversely affect the tax treatment of REITs, it may cause investments in non-REIT corporations to become relatively more desirable. As a result, the capital markets may be less favorable to REITs when they seek to raise equity capital, and the prices at which REIT equity securities trade may decline or underperform non-REIT corporations.

OUR INVESTMENTS

Portfolio

At December 31, 2002, our diversified and actively managed loan portfolio consisted of Government National Mortgage Association (“Ginnie Mae”) certificates with a fair value of $114.0 million, bridge loans with a carrying value of $26.0 million, mezzanine loans with a carrying value of $12.4 million, first mortgage loans with a carrying value of $9.9 million, and our indirect investment in commercial mortgage-backed securities (“CMBS”) through our $20.2 million investment in ARCap Investors, L.L.C. (“ARCap”).

Ginnie Mae Certificates

As of December 31, 2002, our portfolio included twelve Ginnie Mae certificates.

Ginnie Mae is a wholly owned United States government corporation within the Department of Housing and Urban Development created to support a secondary market in government-insured and guaranteed mortgage loans. Ginnie Mae guarantees the timely payment of principal and interest on its securities, which are backed by pools of FHA and other government agency-insured or guaranteed mortgages. Ginnie Mae certificates are backed by the full faith and credit of the United States government. Ginnie Mae certificates are widely held and traded mortgage-backed securities and therefore provide a high degree of liquidity.

The yield on the Ginnie Mae certificates will depend, in part, upon the rate and timing of principal prepayments on the underlying mortgages in the asset pool. Generally, as market interest rates decrease, mortgage prepayment rates increase and the market value of interest rate sensitive obligations like the Ginnie Mae certificates increases. As market interest rates increase, mortgage prepayment rates tend to decrease and the relative market value of interest rate sensitive obligations like the Ginnie Mae certificates tend to decrease. The effect of prepayments on yield is greater the earlier a prepayment of principal is received. Certain of our Ginnie Mae certificates that are collateralized by mortgage loans on multifamily properties are generally less subject to prepayment because they have prepayment lockout periods and prepayment penalties.

Our portfolio of Ginnie Mae certificates as of December 31, 2002 is summarized in the table below.

Certificate	Fair Value at December 31, 2002	Principal Balance at December 31, 2002	Coupon Rate	Final Payment
	(Dollars in thousands)
Western Manor*	$2,509	$2,460	7.125%	March 2029
Elmhurst Village*	22,599	21,677	7.745%	January 2042
Copper Commons*	2,130	2,088	8.500%	August 2029
Reserve at Autumn Creek*	18,597	16,023	7.745%	January 2042
Sun Coast Capital*	579	546	7.000%	April 2027
Casitas at Montecito*(1)	6,636	5,787	7.300%	October 2042
Village at Marshfield*	22,824	19,869	7.475%	January 2042
Cantera Crossing*	6,081	5,555	6.500%	June 2029
Fillmore Park*	1,319	1,189	6.700%	October 2042
Northbrooke*	11,856	10,475	7.080%	August 2043
Ellington Plaza*	11,718	10,501	6.835%	June 2044
Burlington*	7,186	6,824	5.900%	April 2031

Total/Weighted Average (2)	$114,034	$102,994	7.195%	February 2041

(1)	Repaid in March 2003.

(2)	Weighted averages based on total amount committed for the construction costs.

*	Partially or wholly pledged as collateral for borrowings under the Nomura Facility.

Bridge Loans

We currently originate two types of bridge loans:

•	Bridge loans funded in connection with the development of multifamily properties which benefit from the Low-Income Housing Tax Credit (“LIHTC”) program under Section 42 of the Internal Revenue Code (“LIHTC Bridge Loans”); and

•	Bridge loans funded in connection with providing multifamily developers with short-term capital to acquire and/or rehabilitate existing multifamily properties with the goal of refinancing or selling the properties (“Acquisition/Rehabilitation Bridge Loans”).

LIHTC Bridge Loans.    We believe that since 1989, on average, nearly one-quarter of each year’s new multifamily property construction contains an affordable component that produces LIHTCs (from 1989 through 2001, the number of affordable units producing LIHTCs ranged from 60,000 to 126,000 annually). Due to the equity payment schedule typically associated with LIHTC investment programs, there can be periods in a construction cycle where a developer needs short-term capital. To capitalize on this demand, we offer bridge loans to developers with typical terms of approximately 12 to 18 months and which are collateralized by the equity interests in the property owner.

This portion of our bridge lending focuses on LIHTC properties because we believe that default risks ordinarily associated with bridge lending are substantially reduced by the presence of LIHTCs, the value of which typically averages two to four times the principal amount of the bridge loan. The beneficial owners of these LIHTC properties are typically Fortune 500 companies that have invested in order to receive the tax benefits of the LIHTC which are received ratably over an 11-year period. In the event that these properties cannot support their debt service, the beneficial owners have an incentive to maintain the debt service so that they can avoid foreclosure of their equity interests and the loss of the tax benefits associated with the LIHTCs. According to a May 2002 Ernst & Young study “Understanding the Dynamics; A Comprehensive Look at Affordable Housing Tax Credit Properties” the foreclosure rate on LIHTC properties from 1987 to 2001 has been 0.14%.

Acquisition/Rehabilitation Bridge Loans.    In October 2002, we introduced a new Acquisition/Rehabilitation Bridge Loan program targeting two-to-three year bridge loan investments on existing multifamily housing complexes nationwide. The bridge loans provide multifamily developers with short-term capital to acquire and/or rehabilitate existing properties with the goal of either refinancing with long-term debt provided by Fannie Mae or Freddie Mac or selling the property. Typically, the long-term debt is arranged by our affiliate, PW Funding Inc. Under this loan program, one of our wholly-owned subsidiaries provides individual loans ranging from $2 million to $20 million over a term of up to 24 months (generally with a one-year extension option). The interest rate on each loan is based on LIBOR, providing the borrower with low-cost interim financing. We lend an amount equal to between 80% and 90% of the value of the particular property, funding approximately 80% of such amount through the Fleet Line of Credit and providing the balance of the loans from our own funds. With respect to any loans we make utilizing the Fleet Line of Credit, the underlying property is pledged as collateral under the Fleet Line of Credit. In addition to the assignment of collateral in such instances, we have guaranteed repayment of the Fleet Line of Credit. There may be instances when we will not finance certain Acquisition/ Rehabilitation Bridge Loans through the Fleet Line of Credit.

We have found from our multifamily developer clients that there are very few options in the market for this type of short-term capital. Responding to our developers’ needs, we have structured a highly useful product that provides us with favorable returns and enables us to underwrite to a reliable exit strategy utilizing PW Funding. In addition, this product line minimizes our interest rate risk for these loans because the loans and the Fleet Line of Credit that we use to fund the loans float off of the same index.

Our portfolio of bridge loans as of December 31, 2002 is summarized in the table below.

Property	Location	Number of Apartment Units	Carrying Amount	Outstanding Principal Balance	Remaining Committed Balance to Fund	Interest Rate	Maturity
		(Dollars in thousands)
Alexandrine(1)(2)	Detroit, MI	30	$214	$214	$—	12.50%	November 2002
Concord at Palm(3)	Houston, TX	360	3,832	3,850	—	12.00%	December 2003
Parwood(1)(4)	Long Beach, CA	528	2,997	3,022	1,578	11.00%	January 2004
Concord at Little York	Houston, TX	276	3,475	3,500	—	12.00%	February 2004
Concord at Gulfgate	Houston, TX	288	3,453	3,500	—	12.00%	May 2004
Clark’s Crossing(4)	Laredo, TX	160	0	0	1,649	12.00%	October 2003
Reserve of Fox River(1)	Yorkville, IL	132	1,339	1,350	—	12.00%	May 2003
Del Mar Villas(5)	Dallas, TX	260	5,512	5,554	—	LIBOR + 4.625%	April 2004
Mountain Valley(5)(6)	Dallas, TX	312	5,175	5,242	1,065	LIBOR + 4.750%	November 2004

Total		2,346	$25,997	$26,232	$4,292

(1)	These loans are to limited partnerships whose general partners are affiliates of our Advisor.

(2)	Consists of two notes that matured in November 2002. One note, in the approximate amount of $207,000, was repaid in January 2003. The remaining note, in the amount of $6,800, remains unpaid.

(3)	Repaid in March 2003.

(4)	Funded on an as needed basis.

(5)	Pledged as collateral under the Fleet Line of Credit.

(6)	To be funded for rehabilitation.

Mezzanine Financing

Mezzanine loans are subordinate to senior mortgages and may include a participating component, such as a right to a portion of the cash flow and refinancing and sale proceeds from the underlying properties.

We seek to capitalize on attractive yields available through the funding of mezzanine debt in combination with our origination of government-insured multifamily mortgages. We believe that we are one of the few programs in the country that offers mezzanine loans in conjunction with agency-insured first mortgage loans.

Our mezzanine loans typically finance newly constructed or rehabilitated market-rate multifamily properties and generally have terms of 40 years with an option to call the loan on 12 months notice at any time after the tenth anniversary of the equity loan closing. These loans are typically in a subordinated mortgage position, are secured by equity interests in the borrower and have limited recourse to the borrower for the three years following the date of the permanent loan. We seek properties in growing real estate markets with well capitalized developers or guarantors. We leverage the expertise of our Advisor and its affiliates in the initial underwriting of the property, as well as in the ongoing monitoring of the property through construction, lease-up and stabilization.

Our portfolio of mezzanine loans as of December 31, 2002, is summarized in the table below.

Property	Location	Number of Apartment Units	Occupancy	Carrying Amount	Outstanding Principal Balance	Interest Rate	Maturity
	(Dollars in thousands)
Stabilized Properties:
Stony Brook Village II(1)(2)	East Haven, CT	125	88.00%	$651	$764	15.33%	June 2037
Plaza at San Jacinto(2)	Houston, TX	132	82.00%	1,226	1,250	11.40%	January 2043
Properties in lease-up period:
Hollows Apartments(2)	Greenville, NC	184	78.30%	1,399	1,549	10.00%	January 2042
Elmhurst Village(2)	Oveido, FL	313	84.62%	2,455	2,874	10.00%	January 2042
Reserve at Autumn Creek(2)	Friendswood, TX	212	87.00%	1,927	1,987	10.00%	January 2042
Properties in construction period:
Club at Brazos(2)(3)	Rosenberg, TX	200		1,885	1,962	10.00%	May 2043
Northbrooke(2)(4)	Harris County, TX	240		1,364	1,500	11.50%	August 2043
Del Mar Villas	Dallas, TX	260		765	765	LIBOR + 4.625%	April 2004
Mountain Valley	Dallas, TX	312		776	776	LIBOR + 4.750%	November 2004

Total		1,978		$12,448	$13,427

(1)	Repaid in January 2003.

(2)	Interest on the mezzanine loans is based on a fixed percentage of the unpaid principal balance of the related first mortgage loan. The amount shown is the approximate effective rate earned on the balance of the mezzanine loan.

(3)	Funded based on property performance. Remaining balance that may be funded is $561,000.

(4)	Funded based on property performance. Remaining balance that may be funded is $666,000.

FHA-Insured and Uninsured First Mortgage Loans

As of December 31, 2002, our portfolio included three first mortgage loans, one of which is FHA-insured. The FHA is part of the United States Department of Housing and Urban Development created in 1934 under the National Housing Act to insure mortgages made to finance the construction, rehabilitation, purchase and refinancing of multifamily residential housing and other developments. Mortgage loans insured by the FHA generally have 40-year terms, not including any construction period, and are backed by the full faith and credit of the United States.

We may invest in other first mortgages that are not insured by the FHA.

Our portfolio of FHA-insured and uninsured first mortgage loans as of December 31, 2002 is summarized in the table below.

Property	Location	Carrying Amount	Outstanding Mortgage Balance	Interest Rate	Maturity
	(Dollars in thousands)
Stony Brook Village II(1)	East Haven, CT	$8,285	$8,285	7.625%	June 2037
Sunset Gardens	Eagle Pass, TX	$1,309	$1,323	11.500%	September 2003
Alexandrine	Detroit, MI	$342	$342	11.000%	December 2003

Total		$9,936	$9,950

(1)	This FHA-insured loan, which was repaid in January 2003 had been pledged to secure our obligation under a first loss protection agreement with Fannie Mae. See “— Loan Origination Program with Fannie Mae” beginning on page S-29 of this prospectus supplement.

CMBS Through our Preferred Membership Interests in ARCap

Through our convertible preferred membership interests in ARCap, we have an indirect investment in CMBS owned by ARCap. ARCap was formed in January 1999 by REMICap, an experienced CMBS investment manager, and Apollo Real Estate Investors, the real estate arm of one of the country’s largest private equity investors. In conjunction with a preferred equity offering, REMICap and ARCap merged, making ARCap the only internally-managed investment vehicle exclusively investing in subordinated CMBS. As of December 31, 2002, ARCap had $823 million in assets, including investments in $799 million of CMBS. Multifamily properties underlie approximately one-third of ARCap’s CMBS.

In September 1999, we acquired a “BB+” rated subordinated CMBS from ARCap. In connection with this acquisition, we entered into an agreement with ARCap, which gave us the right to sell the CMBS investment to ARCap and purchase a preferred equity position in ARCap, all based on the then fair value of the CMBS investment. In November 2000, we exercised our right to sell the CMBS investment to ARCap and purchased Series A Preferred Membership Interests in ARCap in the face amount of $20 million, with a preferred dividend rate of 12%. At December 31, 2002, the carrying value of our ARCap investment was $20.2 million.

Our equity in the earnings of ARCap will generally be equal to the preferred equity rate of 12%, unless ARCap does not have earnings and cash flows adequate to meet this distribution requirement. ARCap has met its distribution requirements to us to date. Yields on CMBS depend, among other things, on the rate and timing of principal payments, the pass-through rate, interest rate fluctuations and defaults on the underlying mortgages. Our interest in ARCap is illiquid and we need to obtain the consent of the board of managers of ARCap before we can transfer our interest in ARCap to any party other than a current member. The carrying amount of our investment in ARCap is not necessarily representative of the amount we would receive upon a sale of the interest.

ARCap has informed its members that it intends to shift its focus to CMBS fund management, whereby ARCap will manage CMBS investment funds raised from third-party investors. ARCap will generally be a minority investor in these funds. ARCap thereby intends to diversify its revenue base by increasing its proportion of revenue derived from fees as opposed to interest income.

Loan Origination Program with Fannie Mae

In March 2000, we entered into a loan origination program with Fannie Mae in which we originate, on Fannie Mae’s behalf, construction and permanent loans for multifamily properties and receive loss sharing and loan origination fees. Since we entered into the loan program, the level of loan origination competition has increased, reducing our projected financing volume and profitability. As a result, we have discontinued this program. We have reached an agreement in principle with Fannie Mae to terminate this program and transfer our rights and obligations in the loan program to a third party.

As of December 31, 2002, we originated loans, on Fannie Mae’s behalf, totaling approximately $3.3 million and have made forward commitments for an additional approximately $4.0 million. Our maximum exposure under the Fannie Mae program and the forward commitments at December 31, 2002 was $7.3 million.

In order to conduct the program, we organized AMAC/FM Corporation, a Delaware corporation (“AMAC/FM”), that we wholly own. From time to time, we had to make capital contributions or loans to AMAC/FM in order to ensure that it has sufficient net worth to satisfy its obligations under the Fannie Mae program. On April 4, 2000, we transferred the Stony Brook Village II Apartments FHA first mortgage loan with a principal balance at December 31, 2002 of approximately $8.3 million to AMAC/FM. For further discussion of this first mortgage loan, see “— Recent Developments” beginning on page S-31 of this prospectus supplement. AMAC/FM is treated, for federal income tax purposes, as a taxable REIT subsidiary.

The following table provides information relating to the loans we have originated on Fannie Mae’s behalf.

Loans Originated
Property	Location	Number of Apartments Units	Loan Amount	Loss Sharing Fee (annual rate)
	(Dollars in thousands)
Valley View	Cedar Rapids, IA	96	$2,187	0.36%
Maple Ridge Apartments	Jackson, MI	69	1,137	0.52%

Total		165	$3,324

Forward Commitments
Property	Location	Number of Apartments Units	Loan Amount	Loss Sharing Fee (annual rate)
	(Dollars in thousands)
Cameron Creek Apartments	Dade County, FL	148	$3,000	0.35%
Desert View Apartments	Collidge, AZ	372	1,011	0.52%

Total		520	$4,011

Supplemental Products.    We offer supplemental products that enhance our other lending programs as follows:

Standby Bridge and Permanent Loan Commitments.    In January 2002, we began issuing standby bridge and permanent loan commitments for transactions involved with the construction or rehabilitation of multifamily apartment complexes in various locations throughout the United States in return for a commitment fee. These commitments, which are generally offered to clients of affiliates of our Advisor, are obligations to fund construction or permanent loans at a future date at an agreed upon interest rate if the borrower cannot structure and close an alternative financing arrangement. The standby loan commitments expire, on average, 12 to 18 months from issuance. As of December 31, 2002, our outstanding commitments under this program were approximately $5.1 million.

During 2002, we issued the following standby bridge and permanent loan commitments for the purpose of constructing/rehabilitating certain multifamily apartment complexes in various locations.

Standby Bridge Loan Commitments
Issue Date	Project	Location	No. of Apt. Units	Maximum Amount of Commitments	Commitment Expiration
				(Dollars in thousands)
Jan-02	Valley View/Summertree(1)	Little Rock, AK	240	$400	April 2003
May-02	McMullen Square(1)(2)	San Antonio, TX	100	400	February 2003

Total Standby Bridge Loan Commitments			340	$800

Standby Permanent Loan Commitments
Issue Date	Project	Location	No. of Apt. Units	Maximum Amount of Commitments	Commitment Expiration
				(Dollars in thousands)
May-02	Highland Park(3)(4)	Topeka, TX	200	$4,250	December 2003

Total Standby Permanent Loan Commitments			200	$4,250

Total Standby Bridge and Permanent Loan Commitments			540	$5,050

(1)	We received a loan commitment fee of 2.5% for issuing the commitment.

(2)	Expired in February 2003. Funding did not occur.

(3)	We received a loan commitment fee of 2.0% for issuing the commitment.

(4)	We will receive a 1% loan origination fee if funding occurs. We do not anticipate that funding will occur.

Stabilization Guarantees with Wachovia Bank, N.A.    We have entered into agreements with Wachovia Bank, N.A. (“Wachovia”) to provide guarantees, for the benefit of Wachovia, for the period following construction completion until property stabilization on loans for new construction of multifamily properties under the LIHTC program in exchange for a guarantee fee. We guarantee that properties which have completed construction will stabilize and the underlying construction loans will convert to permanent Fannie Mae or Freddie Mac loans by a specified date. These permanent loans are typically originated by PW Funding for the Fannie Mae or Freddie Mac forward commitment loan program. We provide these guarantees for loans that secure properties that are outside of the geographic areas in which Wachovia makes commercial real estate construction loans. As of December 31, 2002, our outstanding commitments under this guarantee program were approximately $19.2 million.

During 2002, we provided stabilization guarantees for the following loans:

Maximum Amount of Guarantee

Date Closed	Project	Location	No. of Units	Less than 1 Year	1-3 Years	Loan Administration Fee(1) (annual percentage)	Construction Guarantee Fee(2)
	(Dollars in thousands)
Jul-02	Clark’s Crossing	Laredo, TX	160	$4,790	$—	0.500%	0.625%
Sept-02	Creekside Apartments	Colorado Springs, CO	144	7,500	—	0.375%	—
Oct-02	Village at Meadowbend	Temple, TX	138	—	3,675	0.500%	0.750%
Nov-02	Mapleview Apartments	Saginaw, MI	104	—	3,240	0.625%	0.247%

Total Stabilization Guarantees			546	$12,290	$6,915

(1)	Loan Administration Fee is paid on a monthly basis during the guarantee period.

(2)	Construction Guarantee Fee is an up-front fee — paid at closing and amortized over the guarantee period.

Recent Developments

Investments Originated/Acquired.    In February 2003, we funded a predevelopment bridge loan of approximately $6.9 million and agreed to fund a $7.3 million rehabilitation loan secured by Noble Tower Apartments, a 195-unit apartment complex located in Oakland, CA. We have received a 1.0% fee for the bridge loan, which bears interest at 12.0% and matures in July 2005. We will receive an additional 1.0% fee for the rehabilitation loan, which will bear interest at a rate of 9.75% and is expected to have a term of fifteen months.

In March 2003, we partially funded an acquisition bridge loan totaling approximately $11.0 million for Baywoods Apartment, a 128-unit multifamily apartment complex located in Antioch, CA. Our initial funding was approximately $10.5 million with future fundings totaling approximately $500,000. In connection with the funding of this bridge loan, we have borrowed $8.0 million from the Fleet Line of Credit. This loan, which matures in March 2005, bears an interest rate of LIBOR + 400 basis points. Payments on this loan are interest only for the full 24 month term. We received a loan origination fee of 0.625%.

In March 2003, we partially funded a bridge loan of $1.7 million, secured by a 288-unit apartment complex located in Houston, TX, known as The Concord at Gessner. Our initial funding was approximately $1.5 million with future fundings totaling approximately $200,000. We have received a 2.0% fee for the bridge loan, which bears interest at a rate of 12.0% and matures in March 2005.

Investment Repayments.    In January 2003, we received approximately $10.0 million in proceeds relating to the Stony Brook Village II first mortgage loan and mezzanine loan repayments. At December 31, 2002, the carrying value of the Stony Brook Village II first mortgage loan and mezzanine loan was approximately $8.3 million and approximately $651,000, respectively. The cash proceeds from the principal repayment of the first mortgage loan are being held as collateral for our contingent liabilities under guarantees issued in the Fannie Mae loan origination program.

In March 2003, the Concord at Palm bridge loan was repaid. We have received proceeds in the amount of approximately $3.9 million, which approximates the carrying amount of the bridge loan at December 31, 2002.

In March 2003, the Casitas at Montecito Ginnie Mae certificate was repaid. We have received proceeds in the approximate amount of $5.8 million. The carrying amount of the certificate at December 31, 2002 was approximately $6.2 million.

Investment Policy

General.    Our investment policy has been formulated to maximize the return on our asset base by investing in a diversified portfolio of insured and a limited amount of uninsured mortgage assets. Our declaration of trust sets forth our limitations regarding investments in uninsured assets. Consistent with our policy of maintaining our status as a REIT for federal income tax purposes, substantially all of our assets will consist of qualified REIT assets under the Code.

Certain Investment Policy Limitations Under our Declaration of Trust.    Generally, we intend to invest in mortgage investments, which can generally be categorized into investments insured or guaranteed by an agency of the United States or by Fannie Mae or Freddie Mac and investments that are not insured or guaranteed. However, for purposes of our investment policy as set forth in our declaration of trust, we also distinguish between investments we were authorized to make prior to our listing on the American Stock Exchange in 1999 and investments we became authorized to make thereafter.

Prior to our listing, we were generally restricted by our declaration of trust to investments in FHA-insured first mortgages, mortgage-backed securities guaranteed by Fannie Mae or Freddie Mac, and collateralized mortgage obligations (“CMOs”) collateralized by guaranteed and insured mortgages or mortgage certificates. We were, however, permitted to invest up to 7% of our total assets in non-interest bearing uninsured loans made to developers in connection with insured mortgage loans made by us.

Subsequent to our listing, we broadened our investment policy to include uninsured mortgage loans, including construction loans, loans subordinate to a lien on the related real property (“mezzanine loans”), loans secured by junior liens and used as temporary financing (“bridge loans”), mortgage derivatives, interests in CMBS and other subordinated mortgage investments.

Investments that we became authorized to make subsequent to our listing may not comprise, in the aggregate, more than 60% of all of our mortgage investments. Stated differently, at least 40% of our mortgage investments must be investments that we were authorized to make prior to our listing. Mortgage loans that we originate with the intent of later securitizing may be accumulated without limit.

Financing

General.    We finance a portion of our assets at short-term borrowing rates through the use of repurchase agreements. Under a repurchase agreement, we sell securities to a lender and agree to repurchase those securities in the future for a price that is higher than the original sales price. The difference in the sale price we receive and the repurchase price we pay represents interest paid to the lender. Although structured as a sale and repurchase obligation, a repurchase agreement operates as a financing under which we effectively pledge our securities as collateral to secure a short-term loan which is equal in value to a specified percentage of the market value of the pledged collateral. We retain beneficial ownership of the pledged collateral, including the right to distributions. At the maturity of a repurchase agreement, we are required to repay the loan and concurrently receive back our pledged collateral from the lender or, with the consent of the lender, we renew such agreement at the then prevailing financing rate. The repurchase agreements may require us to pledge additional assets to the lender in the event the market value of the existing pledged collateral declines.

Repurchase agreements are generally short-term in nature. Should the providers of the repurchase agreements decide not to renew them at maturity, we must either refinance these obligations or be in a position to retire the obligations. If, during the term of a repurchase agreement, a lender should file for bankruptcy, we might experience difficulty recovering our pledged assets and may have an unsecured claim against the lender’s assets.

Repurchase Facility.    In February 2000, we entered into the Nomura Facility, which enables us to borrow up to 95% of the fair market value of Ginnie Mae certificates and other qualified mortgage securities (which are pledged as collateral for the borrowings) that we own. Generally, this facility bears interest at LIBOR plus 0.05%. As of December 31, 2002, the amount outstanding under the Nomura Facility was $87.9 million, and the weighted average interest rate was 2.0% for the year ended December 31, 2002. All amounts outstanding as of December 31, 2002 had 30-day settlement terms. The amount outstanding under the Nomura Facility has increased by approximately $3.7 million since December 31, 2002, to an aggregate amount outstanding of $91.6 million as of the date of this prospectus supplement.

Fleet Line of Credit.    In October 2002, we secured the Fleet Line of Credit. Advances under the Fleet Line of Credit, up to 83% of the total loan package, will be used to fund first mortgage loans, which we will make to our customers for the acquisition/refinancing and minor renovation of existing, lender-approved multifamily properties located in stable sub-markets. The Fleet Line of Credit matures April 2006 and bears an interest rate of LIBOR plus 200 basis points, payable monthly on the outstanding balance. Principal will be due upon the earlier of the refinancing or sale of the underlying project or upon maturity. We pay a quarterly fee of 0.125% on any unused portion of the Fleet Line of Credit. The Fleet Line of Credit includes financial and other covenants, including covenants that require us to maintain a minimum net worth (as defined by generally accepted accounting principles) equal to the sum of $50 million plus 75% of the net proceeds of any new equity offerings and to maintain liquidity (which is defined as cash, cash equivalents and amounts available to us under our working capital and Ginnie Mae repurchase agreement) of not less than $5 million. As of December 31, 2002, we had approximately $8.8 million in loans outstanding under this program. Since December 31, 2002, we have further accessed the Fleet Line of Credit. There were two additional drawdowns to the line totaling approximately $8.2 million, bringing the aggregate amount outstanding to $17.0 million as of the date of this prospectus supplement.

Limitations on Indebtedness Under our Declaration of Trust.    Our declaration of trust restricts our ability to borrow with respect to “permanent indebtedness” and “working capital indebtedness”.

For purposes of our debt restriction, “permanent indebtedness” means all of our indebtedness except:

•	“working capital indebtedness”;

•	trade payables; and

•	subordinated Advisor fees.

Also for purposes of our debt restriction, “working capital indebtedness” means:

•	debt with a term no longer than five years utilized to acquire and originate mortgage investments intended to be pooled as part of an issuance of collateralized mortgage obligations or pass through certificates sponsored by us or our subsidiaries, the proceeds of which will be used to repay such indebtedness and

•	debt used to pay distributions to shareholders and operating expenses, including fees to our Advisor.

We may incur permanent indebtedness of up to 50% of the greater of, and may incur working capital indebtedness plus permanent indebtedness of up to 100% of the greater of:

•	the sum of the aggregate market value of all of our outstanding shares of beneficial interest and all of our indebtedness (not including debt of unconsolidated subsidiaries) and

•	the aggregate value of our assets as determined by our Advisor based upon third party or management appraisals and other criteria as the Board of Trustees determines in its sole discretion (calculated at the time debt is incurred).

At December 31, 2002, our indebtedness, a substantial portion of which was working capital indebtedness, was approximately $96.7 million and our ratio of indebtedness to total market value was approximately 51.9%. Our ratio of permanent indebtedness to total market value, as of December 31, 2002, was approximately 4.7%.

Competition

We compete for mortgage asset investments with numerous public and private real estate investment vehicles, such as mortgage banks, pension funds, real estate investment trusts, institutional investors and individuals. Mortgages, subordinated interests in CMBS and other investments are often obtained through a competitive bidding process. In addition, competitors may seek to establish relationships with the financial institutions and other firms from whom we intend to purchase such assets.

Our business is also affected by competition to the extent that the properties underlying the instruments from which we derive interest and, ultimately, principal payments may be subject to the effects of differing rental rates and relative levels of amenities from comparable neighboring properties.

Employees

As of the date of this prospectus supplement, we have no employees; although for administrative purposes we have designated officers. All services are performed for us by our Advisor and its affiliates. Our Advisor receives compensation in connection with such activities. In addition, we reimburse our Advisor and certain of its affiliates for expenses incurred in connection with the performance by their employees of services for us.

Legal Proceedings

We are not a party to any material pending legal proceedings.

MANAGEMENT

We are run by a Board of Trustees comprised of three independent trustees and two trustees affiliated with Related Capital Company, one of the nation’s leading full-service real estate financial services firms. We do not have any employees but we designate officers for administrative purposes. We engaged our Advisor, an affiliate of Related Capital, to manage our day-to-day affairs. Our Advisor subcontracted with Related Capital to provide the services contemplated. Through our Advisor, Related Capital offers us a core group of experienced staff and executive management providing services on both a full- and part-time basis. These services include, among other things, acquisition, financial, accounting, capital markets, asset monitoring, portfolio management, investor relations and public relations services. The management team that provides us with investment advice has an average of ten years of experience with Related Capital and an average of 18 years in the real estate industry. We believe that we benefit from our relationship with Related Capital because, as a small-capitalization company, it is unlikely that we could afford the scope and quality of resources Related Capital and its affiliates are able to provide.

Our Trustees and Executive Officers

Our trustees and executive officers are as follows:

Name	Age	Offices Held	Year First Became Trustee or Officer	Term Expires
Stuart J. Boesky	45	Chairman of the Board of Trustees, Chief Executive Officer, and President	1991	2003
Peter T. Allen	57	Trustee (independent)	1991	2003
Arthur P. Fisch	61	Trustee (independent)	1991	2003
Alan P. Hirmes	48	Trustee and Senior Vice President	1991	2003
Scott M. Mannes	43	Trustee (independent)	2001	2003
Steven B. Wendel	40	Chief Operating Officer	1999	—
Stuart A. Rothstein	37	Executive Vice President and Chief Financial Officer	2002	—
Denise L. Kiley	43	Senior Vice President	1999	—
Marc D. Schnitzer	42	Senior Vice President	1999	—
John J. Sorel	42	Senior Vice President	1999	—
Mark J. Schlacter	52	Vice President	1993	—
Gary Parkinson	54	Controller	2000	—
Teresa Wicelinski	37	Secretary	1998	—

Stuart J. Boesky is our Chairman, President and Chief Executive Officer and is the President and Director of our Advisor. Mr. Boesky is a Senior Managing Director and principal of Related Capital, where his primary areas of responsibility are the creation, design, and implementation of Related Capital’s debt and equity finance programs and management of all debt product origination and loan servicing. Mr. Boesky practiced real estate and tax law with the law firm of Shipley & Rothstein from 1984-1986, when he joined Related Capital. From 1983-1984, he practiced law with the Boston office of Kaye, Fialkow, Richman and Rothstein. Previously, Mr. Boesky was a consultant at the accounting firm of Laventhol & Horwath. Mr. Boesky graduated with high honors from Michigan State University with a Bachelor of Arts degree and from Wayne State School of Law with a Juris Doctor degree. He then received a Master of Laws degree in Taxation from Boston University School of Law. Mr. Boesky is a regular speaker at industry conferences and on television. Mr. Boesky is on the board of trustees of CharterMac. Mr. Boesky is also a member of the board of directors of the National Association of Affordable Housing Lenders.

Peter T. Allen is an independent trustee and is the President of Peter Allen & Associates, Inc., a real estate development and management firm, in which capacity he has been responsible for the leasing, refinancing and development of major commercial properties. Mr. Allen has also been an Adjunct Professor of the Graduate School of Business at the University of Michigan since 1981. Mr. Allen received a Bachelor of Arts Degree in history/economics from DePauw University and a Masters in Business Administration with Distinction from the University of Michigan. Mr. Allen has been an independent trustee since 1991 and is a member of the Audit and Compensation Committees. Mr. Allen also serves on the board of trustees of CharterMac.

Arthur P. Fisch is an independent trustee and has been an attorney in private practice specializing in real property and securities law since October 1987, with Arthur P. Fisch, P.C. and Fisch & Kaufman. From 1975 until 1987, Mr. Fisch was employed by E.F. Hutton & Company, serving as First Vice President in the Direct Investment Department from 1981 until 1987 and associate general counsel from 1975 to 1980 in the legal department. As First Vice President, he was responsible for the syndication and acquisition of residential real estate. Mr. Fisch received a B.B.A. from Bernard Baruch College of the City University of New York and a Juris Doctor degree from New York Law School. Mr. Fisch is admitted to practice law in New York and Pennsylvania. Mr. Fisch has been an independent trustee since 1997 and is a member of the Audit and Compensation Committees. Mr. Fisch also serves on the board of trustees of CharterMac.

Alan P. Hirmes is our Senior Vice President and is the Senior Vice President of our Advisor. Mr. Hirmes is also a Senior Managing Director and Principal of Related Capital, where he is responsible for overseeing the finance, accounting, and investor services departments and the joint venture development program. Mr. Hirmes has been a Certified Public Accountant in New York since 1978. Prior to joining Related Capital in October 1983, Mr. Hirmes was employed by Weiner & Co., certified public accountants. Mr. Hirmes graduated from Hofstra University with a Bachelor of Arts degree. Mr. Hirmes also serves on the board of trustees of CharterMac.

Scott M. Mannes is an independent trustee and co-founder of Drawbridge Capital LLC, an investment firm that operates as an advisor and service provider to, and investor in, the specialty finance industry. Prior to Drawbridge, Mr. Mannes was a key participant in the development and evolution of the investment banking and merchant banking operations during his nine-year career at ContiFinancial Corporation, most notably as Co-President of ContiFinancial Services Corporation. Mr. Mannes was instrumental in developing the investment banking, merchant banking and venture capital activities for ContiFinancial, including managing the acquisition of assets and investment banking relationships to promote the company’s securitization activities and managing the acquisition of equity interests in affiliate residential and commercial loan origination companies. Prior to joining ContiFinancial in 1990, Mr. Mannes spent seven years with Financial Guaranty Insurance Company developing the first financial guaranties applied to sub-prime mortgage loan securitizations. Mr. Mannes is a graduate of the State University at Albany and received an MPA in Public Administration from the Rockefeller School of Public Affairs and Policy.

Steven B. Wendel is our Chief Operating Officer and is responsible for the origination and acquisition of our mortgage products. Mr. Wendel is also a Senior Vice President of Related Capital. Prior to joining Related Capital in June 1999, Mr. Wendel was a Managing Director of the commercial loan origination and securitization program at ContiFinancial Corporation. From 1989 until 1992, Mr. Wendel was a senior associate of the structured finance/MBA rotational program at Coopers & Lybrand. From 1987 until 1989, he was a consultant at Martin E. Segal Company, and from 1984 until 1987, he was a pricing analyst at Metropolitan Life Insurance Company. Mr. Wendel received a Masters in Business Administration from the Stern School of Business Administration at New York University and a Bachelor of Arts in economics from the University of Pennsylvania.

Stuart A. Rothstein is our Chief Financial Officer and Executive Vice President. Mr. Rothstein is also an Executive Vice President of Related Capital. Mr. Rothstein joined Related Capital in August 2002. From 1994 until July 2001, Mr. Rothstein was the Chief Financial Officer of Spieker Properties, Inc., one of the largest owners and operators of office and industrial properties in selected West Coast markets. Prior to 1994, Mr. Rothstein was employed at Price Waterhouse. He received a Bachelor of Science from Pennsylvania State University and a Masters in Business Administration from Stanford University. Mr. Rothstein is a Certified Public Accountant.

Denise L. Kiley is our Senior Vice President and a Managing Director and principal of Related Capital and Director of its Asset Management Division. Ms. Kiley is responsible for overseeing due diligence and asset management of multifamily residential properties invested in Related Capital-sponsored corporate, public and private equity and debt funds. Prior to joining Related Capital in 1990, Ms. Kiley was a First Vice President with Resources Funding Corporation where she was responsible for acquiring, financing, and asset managing multifamily residential properties. Previously, she was an auditor with Price Waterhouse. Ms. Kiley is a member of the National Association of Home Builders and the National Housing and Rehabilitation Association. She received a Bachelor of Science Degree in accounting from the Carroll School of Management at Boston College.

Marc D. Schnitzer is our Senior Vice President and a Managing Director and principal of Related Capital. Mr. Schnitzer directs Related Capital’s tax credit group, which has invested in excess of $4.5 billion in affordable housing tax credit properties since 1987, and is responsible for structuring and marketing Related Capital’s institutional tax credit offerings. Mr. Schnitzer is a frequent speaker at industry conferences sponsored by the National Council of State Housing Agencies, the National Housing and Rehabilitation Association and the National Association of Homebuilders. He is a member of the Executive Committee of the Board of Directors of the National Multi-Housing Council and a Vice President and member of the Executive Committee of the Affordable Housing Tax Credit Coalition. Mr. Schnitzer joined Related Capital in 1988 after receiving his Masters of Business Administration degree from The Wharton School of the University of Pennsylvania in 1987. From 1983 to 1986, Mr. Schnitzer was a Financial Analyst with First Boston Corporation, an international investment bank. Mr. Schnitzer received a Bachelor of Science degree in business administration, summa cum laude, from the Boston University School of Management in 1983.

John J. Sorel is our Senior Vice President and is a Senior Vice President of Related Capital. Mr. Sorel is responsible for overseeing loan servicing and construction risk management for us. Prior to joining Related Capital in November 1999, Mr. Sorel was a Vice President for BankBoston in their real estate department from 1993 until 1999, where he originated and managed corporate and construction loan facilities for the low-income housing tax credit industry. From 1991 until 1993, Mr. Sorel worked as an Assistant Vice President for Recoll Management. Mr. Sorel holds a Bachelor of Arts degree in economics from Syracuse University.

Mark J. Schlacter is our Vice President and is responsible for our FHA mortgage acquisitions program. Mr. Schlacter is also a Vice President of Related Capital and has been with Related Capital since June 1989. Prior to joining Related Capital, Mr. Schlacter gained 16 years of direct real estate experience covering retail and residential construction, single and multifamily mortgage origination and servicing, commercial mortgage origination and servicing, property acquisition and financing and mortgage lending program underwriting and development. He was a Vice President with Bankers Trust Company from 1986 until June 1989, and held various positions with Citibank, Anchor Savings Bank and the Pyramid Companies from 1972 to 1986. Mr. Schlacter holds a Bachelor of Arts degree in Political Science from Pennsylvania State University.

Gary Parkinson is our controller. Mr. Parkinson is also an Assistant Vice President of Related Capital. Mr. Parkinson has been a certified public accountant in New York since 1987. Prior to joining Related Capital in September 2000, Mr. Parkinson was employed by American Real Estate Partners, L.P. from July 1991 until September 2000, by Integrated Resources, Inc. from August 1988 until July 1991 and by Ernst and Young from September 1984 until August 1988. Mr. Parkinson graduated from Northeastern University and The Johnson Graduate School of Business at Cornell University.

Teresa Wicelinski is our Secretary. Ms. Wicelinski joined Related Capital in June 1992, and prior to that date was employed by Friedman, Alprin & Green, certified public accountants. Ms. Wicelinski graduated from Pace University with a Bachelor of Business Science in accounting.

Our Advisor

The directors and executive officers of our Advisor, Related AMI Associates, Inc., are set forth below. These officers of our Advisor may also provide services to us on behalf of our Advisor.

Name	Age	Offices Held
Stuart J. Boesky	45	Director and President
Michael Brenner	57	Director
Alan P. Hirmes	48	Senior Vice President
Gary Parkinson	54	Treasurer
Teresa Wicelinski	37	Secretary

Biographical information with respect to Messrs. Boesky, Hirmes and Parkinson and Ms. Wicelinski is set forth above.

Michael J. Brenner is a Director of our Advisor, and is the Executive Vice President and Chief Financial Officer of The Related Companies, L.P. Prior to joining The Related Companies, L.P. in 1996, Mr. Brenner was a partner with Coopers & Lybrand, having served as managing partner of its Industry Programs and Client Satisfaction initiatives from 1993-1996, managing partner of the Detroit group of offices from 1986-1993 and Chairman of its National Real Estate Industry Group from 1984-1986. Mr. Brenner graduated summa cum laude from the University of Detroit with a Bachelors degree in Business Administration and from the University of Michigan with a Masters of Business Administration, with distinction. Mr. Brenner also serves on the board of trustees of CharterMac.

Related Capital’s Experience

Related Capital, a privately held general partnership, is one of the nation’s leading financial services providers for the multifamily housing industry, with a strong core focus on affordable housing. Related Capital, through investment programs it sponsors, has an indirect ownership interest in the second largest portfolio of multifamily units in the country. Formed in 1972 through a predecessor entity, Related Capital has amassed a superior track record with investors and multifamily developers, having provided debt and equity financing for over 1,300 properties located throughout the United States. Related Capital provides asset management and loan servicing to a portfolio of real estate and loans (including our loans) valued at cost at over $18.7 billion. Since 1972, Related Capital has increased assets and loans under its management at a compounded annual growth rate of 23%. Related Capital and its affiliates have sponsored more than 260 public and private real estate investment programs in the form of REITs, business trusts, limited liability companies and limited partnerships, which have raised in excess of $6.0 billion in equity from over 107,000 institutional and retail investors.

We believe that we benefit from our relationship with Related Capital because, as a small-capitalization company, it is unlikely that we could afford the scope and quality of resources Related Capital and its affiliates are able to provide. We are able to utilize Related Capital’s real estate and investment expertise to advise us and provide us with experienced risk management, underwriting, asset management, loan servicing, finance, accounting, tax and administrative personnel and other services necessary to operate our business. We benefit from the marketing efforts of Related Capital’s origination groups, which offer our bridge loan program in connection with LIHTC equity investments to developers nationally. We have access to Related Capital’s proprietary client base, which includes some of the nation’s most active and respected developers of affordable multifamily housing.

An affiliate of Related Capital also manages CharterMac, another American Stock Exchange-listed company. CharterMac predominately invests in tax-exempt revenue bonds that secure affordable multifamily housing properties. A subsidiary of CharterMac acquired 80% of the capital stock of PW Funding Inc., a national mortgage banking firm specializing in agency lending to multifamily housing properties. PW Funding is a Fannie Mae Delegated Underwriting and Servicing program lender and a Freddie Mac Program Plus® Seller/Servicer. We believe that we benefit from our affiliation with PW Funding as they provide us with a pipeline of product for our bridge lending, our mezzanine lending and our government-insured products.

On December 18, 2002, CharterMac announced that it entered into an agreement to acquire 100% of the ownership interests of Related Capital and substantially all of the businesses operated by Related Capital. We believe that the proposed acquisition of Related Capital by CharterMac should not affect our day-to-day operations. We will continue to be advised by our Advisor following the proposed acquisition (subject to annual renewal of the Advisory Agreement); however, CharterMac will own 100% of our Advisor. In addition, our Advisor will continue to sub-contract its management obligations to Related Capital. The proposed acquisition contemplates that the same management team that is currently managing us will continue to manage us if the acquisition of Related Capital by CharterMac is completed.

Advisory Agreement

Pursuant to the Advisory Agreement, our Advisor is obligated to use its best efforts to seek out and present to us, whether through its own efforts or those of third parties retained by it, suitable and a sufficient number of investment opportunities which are consistent with our investment policies and objectives and consistent with such investment programs as the Board of Trustees may adopt from time to time in conformity with our declaration of trust.

Although our Board of Trustees has continuing exclusive authority over our management, the conduct of our affairs and the management and disposition of our assets, the Board of Trustees has delegated to our Advisor, subject to the supervision and review of the Board of Trustees and consistent with the provisions of our declaration of trust, the power and duty to:

•	obtain for us, furnish and supervise the services necessary to perform any ministerial functions in connection with the management of our day-to-day operations subject to the supervision of the trustees;

•	seek out and present to us, whether through its own efforts or those of third parties retained by it, suitable and a sufficient number of investment opportunities which are consistent with our investment objectives and policies as adopted by the trustees from time to time;

•	exercise absolute discretion, subject to the trustees’ review, in decisions to originate, acquire, retain, sell or negotiate for the prepayment or restructuring of mortgages and our other investments;

•	recommend investment opportunities consistent with our investment objectives and policies and negotiate on our behalf with respect to potential investments or their disposition;

•	upon request, cause an affiliate to serve as the mortgagee of record for our mortgages if such affiliate is qualified to do so and in that capacity to hold escrows on behalf of mortgagors in connection with the servicing of mortgages;

•	obtain for us such other services as may be required in acquiring or disposing of investments, disbursing and collecting our funds, paying the debts and fulfilling our obligations, and handling, prosecuting and settling any of our claims, including foreclosing and otherwise enforcing mortgages and other liens securing investments;

•	obtain for us such services as may be required for property management, mortgage brokerage and servicing, and other activities relating to our investment portfolio;

•	evaluate, structure and negotiate potential prepayments or sales of mortgages and other investments and, if applicable, coordinate with government agencies and other third parties;

•	monitor annual participating interest payments, monitor operations and expenses of the properties underlying our mortgage investments, and verify computations of annual participating interest payments; and

•	from time to time, or as requested by the trustees, make reports to us as to its performance.

The Advisory Agreement is renewed annually, subject to the approval of a majority of our trustees. Our Advisor may terminate the Advisory Agreement without cause and we may terminate the Advisory Agreement with or without cause with approval from a majority of our independent trustees. Such terminations would be without penalty, and must be upon 60 days’ written notice prior to the end of any term. The Advisory Agreement was renewed on March 13, 2003 for a term of one year expiring on April 6, 2004.

Advisor Compensation

Pursuant to the terms of the Advisory Agreement, our Advisor is entitled to receive the fees and other compensation set forth below:

Types of Compensation	Amount
Asset management fee	0.625% on original mortgage investments owned by us prior to April 6, 1999.
0.355% on original mortgage investments acquired by us after April 6, 1999.
0.355% on investment grade additional mortgage investments.
0.750% on non-investment grade additional mortgage investments.
1.000% on unrated additional mortgage investments.

Types of Compensation	Amount

“Original mortgage investments” means investments authorized under our investment policy prior to our listing on the American Stock Exchange in April 1999, which principally includes mortgages and other mortgage related securities insured or guaranteed by Fannie Mae, Freddie Mac, Ginnie Mae or FHA and uninsured loans made to borrowers under an insured or guaranteed loan. “Additional mortgage investments” means uninsured mortgage loans, construction loans, bridge loans, mezzanine loans, mortgage derivatives and subordinated interests (including subordinated interests in CMBS).

Annual incentive fee	Equal to the product of:
(A) 25%of the dollar amount by which
(1)(a) fundsfrom our operations (before the annual incentive fee) per share (based on the weighted average number of shares outstanding), plus
(b) gains (or minus losses) from debt restructuring and sales of property per share (based on the weighted average number of shares outstanding), exceed
(2) anamount equal to the greater of:
(a) (i) the weighted average of (x) $20 (the price per share in our initial public offering) and (y) the prices per share of any secondary offerings by us multiplied by
(ii) the ten year U.S. Treasury Rate plus 2% per annum; and;
(b) $1.45 multiplied by
(B) the weighted average number of shares outstanding during such year.
Our Advisor will not receive an annual incentive fee in any fiscal year unless shareholders have received a minimum annual distribution of $1.45 per share for that fiscal year.

Origination points

Advisor receives, with respect to each mortgage investment originated by us, a portion of the origination points paid by borrowers equal to up to 1% of the principal amount and we receive the portion of the origination points paid by borrowers in excess of 1% of the principal amount of such mortgage investment.

Operating expense reimbursement	We reimburse direct expenses incurred by our Advisor.

The fees and other compensation payable to our Advisor are subject to the overall cap on operating expenses contained in our declaration of trust. Subject to increase by our independent trustees, our annual operating, general and administrative expenses (exclusive of the expense of raising capital, interest payments, taxes, non-cash expenditures and expenses for originating, acquiring, servicing, or disposing of our investments), may not exceed the greater of (i) 2% of our average invested assets or (ii) 25% of our net income.

Our Advisor is also permitted to earn miscellaneous compensation which may include construction fees, escrow interest, property management fees, leasing commissions and insurance brokerage fees. The payment of any such compensation is generally limited to the competitive rate for the services being performed. To the extent that we participate with a third party in any mortgage investments, our Advisor may receive special servicer fees and other compensation from such third party. If we foreclose on a property securing a mortgage and sell the property and if our Advisor provides substantial services in the sales effort then our Advisor or one of its affiliates will be entitled to a subordinated real estate commission equal to up to 3% of the gross sales price of the property.

Payments made to our Advisor and its affiliates for 2002, 2001 and 2000 were as follows:

	(Dollars in thousands) Year Ended December 31,
	2002	2001	2000
Expense reimbursement	$447	$345	$375
Asset management fees	838	248	386
Annual incentive fees(1)	235	—	—

Total	$1,520	$593	$761

(1)	Annual incentive fee is calculated on an annual basis and is only payable to Advisor for years in which our shareholders have received a minimum annual distribution of $1.45 per share.

Our Advisor is also entitled to receive as compensation that number of common shares equal to 1% of all common shares issued by us, including common shares issued in this offering. Any such common shares issued to our Advisor become vested and transferable in three equal installments over the first three anniversaries of the issuance.

Our Advisor may receive options to acquire common shares pursuant to our Incentive Share Option Plan, but only if our distributions in any year exceed $1.45 per share, and the Compensation Committee of the Board of Trustees determines to grant such options.

During 2002, we entered into an agreement with our Advisor whereby our Advisor waived approximately $71,000 in net fees and expense reimbursements in light of higher than usual expenses related to the origination of investments that were never completed.

Other Advisory Agreement Terms

Our Advisor may engage in other business activities related to real estate, mortgage investments or other investments whether similar or dissimilar to those made by us, or act as advisor to any other person or entity having investment policies similar or dissimilar to our investment policy. Before our Advisor, its partners, their officers and directors, and any person controlled by the partners of our Advisor or their officers and directors may take advantage of an opportunity for their own account or present or recommend it to others (except for the presentation and recommendation of equally suitable investment opportunities to affiliated entities, which are governed by procedures described below), they are obligated to present such investment opportunity to us if the opportunity is of a character which could be taken by us and is within our investment objectives and policies and we have the financial resources to take advantage of the opportunity.

To the extent that affiliated entities have funds available for investment at the same time as us and a potentially suitable investment is offered to us or the affiliated entity, conflicts of interest will arise as to which entity should acquire the investment. Upon such a conflict, our Advisor will review the affiliated entity’s and our investment portfolios and will determine whether or not the investment should be made by the affiliated company or by us based upon factors such as the amount of funds available for investment, yield and portfolio diversification. If the making of a mortgage loan or other mortgage investment appears equally appropriate for these entities, the mortgage loan or other mortgage investment will either be made by a joint venture between two or more such entities, or will be allocated to one program on a basis of rotation with the initial order of priority determined by the dates of formation of the programs.

The declaration of trust and the Advisory Agreement provide that we will indemnify our Advisor and its affiliates under certain circumstances.

Our Advisor is entitled to subcontract its obligations under the Advisory Agreement to an affiliate. In accordance with the foregoing, our Advisor’s rights have been assigned to, and its obligations have been assumed by, Related Capital.

Incentive Share Option Plan

We have adopted an Incentive Share Option Plan to attract and retain qualified persons as trustees and officers and to provide incentive to and more closely align the financial interests of our Advisor and its employees and officers with the interests of our shareholders by providing our Advisor with substantial financial interest in our success. The Compensation Committee, which is comprised of Messrs. Allen and Fisch, administers the Plan. Pursuant to the Plan, if our distributions per share in the immediately preceding calendar year exceed $1.45 per share, the Compensation Committee has the authority to issue options to purchase, in the aggregate, that number of common shares which is equal to three percent of the common shares outstanding as of December 31 of the immediately preceding calendar year, provided that the Compensation Committee may only issue, in the aggregate, options to purchase a maximum number of common shares over the life of the Plan equal to 383,863 common shares (10% of the common shares outstanding on December 31, 1999).

If the Compensation Committee does not grant the maximum number of options in any year, then the excess of the number of authorized options over the number of options granted in such year will be added to the number of authorized options in the succeeding year and will be available for grant by the Compensation Committee in such succeeding year.

All options granted by the Compensation Committee will have an exercise price equal to or greater than the fair market value of the share on the date of the grant. The maximum option term is ten years from the date of grant. All share options granted pursuant to the Plan may vest immediately upon issuance or in accordance with the determination of the Compensation Committee. No options were granted for the years ended December 31, 1999, 2000 and 2001. In 2002, we distributed $1.51 per share, which permits the Compensation Committee to issue options for the year ended December 31, 2002. As of the date of this prospectus supplement, however, no options have been granted.

MARKET PRICE OF AND DISTRIBUTIONS ON OUR

COMMON SHARES OF BENEFICIAL INTEREST

Market Information.    Our common shares are traded on the American Stock Exchange under the symbol “AMC.” The following table sets forth the high and low sale prices for each quarterly period in which the common shares were traded since the first quarter of 2001.

	2003 Sale Prices		2002 Sale Prices		2001 Sale Prices
	High	Low	High	Low	High	Low
1st Quarter	$16.08	$13.50	$14.70	$12.60	$11.25	$7.50
2nd Quarter	—	—	$14.09	$12.70	$12.00	$9.60
3rd Quarter	—	—	$13.60	$10.05	$15.50	$10.93
4th Quarter	—	—	$14.09	$11.50	$14.80	$12.60

Shareholders.    The approximate number of record holders of our common shares as of the date of this prospectus supplement is 243.

Distributions.    We have paid cash distributions on a quarterly basis. We intend to continue to distribute to our shareholders an amount equal to at least 90% of our taxable income before deductions of dividends paid and excluding net capital gains in order to maintain our REIT status for federal income tax purposes. Cash dividends since the first quarter of 2001 are as follows:

Cash Distribution For Quarter Ended	Date Paid	Per Share	Total Amount Distributed
(Dollars in thousands, except per share amounts)
March 31, 2002	May 15, 2002	$0.3625	$2,308
June 30, 2002	August 14, 2002	0.3750	2,386
September 30, 2002	November 14, 2002	0.3750	2,386
December 31, 2002	February 14, 2003	0.4000	2,545

Total for 2002		$1.5125	$9,625

March 31, 2001	May 15, 2001	$0.3625	$1,391
June 30, 2001	August 14, 2001	0.3625	1,391
September 30, 2001	November 14, 2001	0.3625	1,392
December 31, 2001	February 14, 2002	0.3625	1,392

Total for 2001		$1.4500	$5,566

We expect to make distributions on the common shares offered hereby beginning in August 2003 for the quarter ended June 30, 2003 subject to the declaration of distributions by our Board of Trustees.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements. When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties, including those related to:

•	our ability to originate or acquire loans, mortgage-backed securities or other investments on favorable terms;

•	changes in short-term interest rates;

•	risks associated with investing in loans securing real estate, including changes in business conditions and the general economy;

•	potential conflicts of interest among our Advisor, Related Capital (an affiliate of our Advisor), its affiliates and us;

•	our ability to obtain borrowings to finance our investments;

•	illiquidity of our portfolio of loans, mortgage-backed securities or other investments;

•	increases in the prepayments on the mortgage loans securing our mortgage-backed securities;

•	changes in government regulations affecting our business; and

•	our ability to maintain our qualifications as a real estate investment trust for federal income tax purposes.

Other risks, uncertainties and factors, including those discussed under “Risk Factors” beginning on page S-12 of this prospectus supplement or described in reports that we file from time to time with the Securities and Exchange Commission such as our Forms 10-K and 10-Q, could cause our actual results to differ materially from those projected in any forward-looking statements that we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material federal income tax considerations to you as a prospective holder of shares. The following discussion is for general information purposes only, is not exhaustive of all possible tax considerations and is not intended to be and should not be construed as tax advice. For example, this summary does not give a detailed discussion of any state, local or foreign tax considerations. In addition, this discussion is intended to address only those federal income tax considerations that are generally applicable to all our shareholders. It does not discuss all of the aspects of federal income taxation that may be relevant to you in light of your particular circumstances or to certain types of shareholders who are subject to special treatment under the federal income tax laws including, without limitation, insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States.

The information in this section is based on the Internal Revenue Code of 1986, as amended, which is referred to as the Code, existing, temporary and proposed regulations under the Code, the legislative history of the Code, current administrative rulings and practices of the IRS and court decisions, all as of the date hereof. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. In addition, we have not received, and do not plan to request, any rulings from the IRS concerning our tax treatment. Thus no assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or that such statements will be sustained by a court if so challenged.

EACH PROSPECTIVE PURCHASER OF SHARES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SHARES OF AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of our Company

General.    We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1991. We believe that we have been organized, and have operated, in such a manner so as to qualify for taxation as a REIT under the Code and intend to conduct our operations so as to continue to qualify for taxation as a REIT. No assurance, however, can be given that we have operated in a manner so as to qualify or will be able to operate in such a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, the required distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by counsel. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that the actual results of our operations for any one taxable year have satisfied or will continue to satisfy such requirements.

The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that generally results from investment in a corporation. However, we will be subject to federal income tax as follows: first, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference. Third, if we have (a) net income from the sale or other disposition of “foreclosure property”, which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property, which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. Fourth, if we have net income from prohibited transactions such income will be subject to a 100% tax. Prohibited transactions are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property. Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test multiplied by (b) a fraction intended to reflect our profitability. Sixth, if we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, as provided in temporary regulations, if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, the “built-in gain” associated with the asset would be immediately subject to tax. However, if we make the proper election on our tax return for the year in which we acquire any such asset, we instead would be subject to tax at the highest corporate rate if we dispose of such asset during the 10 year period beginning on the date that we acquired that asset, to the extent of such property’s “built-in gain” (the excess of the fair market value of such property at the time of our acquisition over the adjusted basis of such property at such time). We also will incur a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

Requirements for Qualification.    A REIT is a corporation, trust or association (1) which is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) that has the calendar year as its taxable year, (6) the beneficial ownership of which is held by 100 or more persons, (7) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), and (8) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (5), inclusive, must be met during the entire taxable year and that condition (6) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

We may redeem, at our option, a sufficient number of shares or restrict the transfer thereof to bring or maintain the ownership of the shares in conformity with the requirements of the Code. In addition, our declaration of trust includes restrictions regarding the transfer of our stock that are intended to assist us in continuing to satisfy requirements (6) and (7). Moreover, if we comply with regulatory rules pursuant to which we are required to send annual letters to holders of our capital stock requesting information regarding the actual ownership of our capital stock, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (7) above, we will be treated as having met the requirement.

The Code allows a REIT to own wholly-owned subsidiaries which are “qualified REIT subsidiaries.” The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT. Thus, in applying the requirements described herein, our qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit.

For taxable years beginning on or after January 1, 2001, a REIT may also hold any direct or indirect interest in a corporation that qualifies as a “taxable REIT subsidiary”, as long as the REIT’s aggregate holdings of taxable REIT subsidiary securities do not exceed 20% of the value of the REIT’s total assets. A taxable REIT subsidiary is a fully taxable corporation that generally is permitted to engage in businesses, own assets, and earn income that, if engaged in, owned, or earned by the REIT, might jeopardize REIT status or result in the imposition of penalty taxes on the REIT. To qualify as a taxable REIT subsidiary, the subsidiary and the REIT must make a joint election to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation (other than a REIT or a qualified REIT subsidiary) in which a taxable REIT subsidiary directly or indirectly owns more than 35% of the total voting power or value. See “— Asset Tests” beginning on page S-50 of this prospectus supplement. A taxable REIT subsidiary will pay tax at regular corporate income rates on any taxable income it earns. Moreover, the Code contains rules, including rules requiring the imposition of taxes on a REIT at the rate of 100% on certain reallocated income and expenses, to ensure that contractual arrangements between a taxable REIT subsidiary and its parent REIT are at arm’s-length. An election has been made to treat AMAC/FM Corporation as a taxable REIT subsidiary as of January 1, 2001.

In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and items of gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and assets tests (as discussed below). Thus, our proportionate share of the assets, liabilities, and items of gross income of any partnerships in which we own an interest are treated as our assets, liabilities and items of gross income for purposes of applying the requirements described herein.

Income Tests.    In order to maintain qualification as a REIT, we must satisfy annually certain gross income requirements. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or from certain types of qualified temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities.

Interest will qualify as interest on obligations secured by mortgages on real property or on interests in real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. Interest on obligations secured by mortgages on real property or on interests in real property will be treated as qualifying income to the extent that the fair market value of the property that secures the loan has a value greater than or equal to the highest principal amount, including accrued interest, of such loan outstanding during the REIT taxable year. To the extent the fair market value of such property at the time of issuance and when the loan is acquired is less than the highest principal amount, including accrued interest, of such loan outstanding during the REIT taxable year, only a proportionate part of the interest on such loan shall be treated as qualifying income. For purposes of the gross income requirements, interest includes only amounts that represent compensation for the use or forbearance of money, and does not include a charge for services. Interest includes income from a REMIC, as long as at least 95% of the assets of the REMIC are interests in real property. If less than 95% of the assets of a REMIC consist of real estate, income accrued by the REIT will be treated as interest from a mortgage in the proportion in which assets of the REMIC consist of real estate assets. Subject to certain exceptions, interest does not include amounts received or accrued, directly or indirectly, if the amount depends, in whole or in part, on the income or profits of any person. One exception to this rule is that amounts may be based on the gross receipts or sales of a person, and still constitute interest for these purposes. The second exception would be available if the REIT receives or accrues amounts that would be excluded from interest because the borrower receives or accrues an amount based on the income or profits of any person; in such case, only a proportionate part of the amount received or accrued by the REIT is excluded from being treated as interest. Third, if the borrower derives substantially all of its gross income with respect to the property subject to the mortgage from the leasing of its property to tenants, an amount based on the net income or profits of the borrower may be treated as interest if the borrower receives or accrues amounts that would qualify as rents from real property had such amounts been received by the REIT.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met.

We believe that substantially all of our interest income will be qualifying income under the gross income tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if such failure was due to reasonable cause and not willful neglect, we disclosed the nature and amounts of our items of gross income in a schedule attached to our return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. Even if this relief provision applied, a 100% penalty tax would be imposed on the amount by which we failed the 75% or 95% test (whichever amount is greater), less an amount which generally reflects expenses attributable to earning the nonqualified income.

Subject to certain safe harbor exceptions, any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

Asset Tests.    At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature of our assets. At least 75% of the value of our total assets must be represented by real estate assets, including (1) our allocable share of mortgage and other real estate assets held by partnerships in which we own an interest or held by our qualified REIT subsidiaries and (2) stock or debt instruments held for not more than one year purchased with the proceeds of an offering of equity securities or a long-term (at least five years) debt offering by us, cash, cash items and government securities. In addition, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries (as defined under “— Requirements for Qualification” beginning on page S-47 of this prospectus supplement). Except for investments included in the 75% asset class, securities in a taxable REIT subsidiary or qualified REIT subsidiary and certain partnership interests and debt obligations, (1) not more than 5% of the value of our total assets may be represented by securities of any one issuer, (2) we may not hold securities that possess more than 10% of the total voting power of the outstanding securities of a single issuer and (3) we may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

We believe that substantially all of our assets consist and, after the offering, will consist of (1) mortgages, (2) stock or debt investments that earn qualified temporary investment income, (3) other qualified real estate assets, and (4) cash, cash items and government securities. We may also invest in securities of other entities, provided that such investments will not prevent us from satisfying the asset and income tests for REIT qualification set forth above.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we inadvertently fail one or more of the asset tests at the end of a calendar quarter because we acquire securities or other property during the quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of the calendar quarter in which it arose.

Annual Distribution Requirement.    With respect to each taxable year, we must distribute to our shareholders as dividends (other than capital gain dividends) at least 90% of our taxable income. Specifically, we must distribute an amount equal to (1) 90% of the sum of our “REIT taxable income” (determined without regard to the deduction for dividends paid and by excluding any net capital gain), and any after-tax net income from foreclosure property, minus (2) the sum of certain items of “excess noncash income” such as income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount. REIT taxable income is generally computed in the same manner as taxable income of ordinary corporations, with several adjustments, such as a deduction allowed for dividends paid, but not for dividends received.

We will be subject to tax on amounts not distributed at regular United States federal corporate income tax rates. In addition, a nondeductible 4% excise tax is imposed on the excess of (1) 85% of our ordinary income for the year plus 95% of capital gain net income for the year and the undistributed portion of the required distribution for the prior year over (2) the actual distribution to shareholders during the year (if any). Net operating losses generated by us may be carried forward but not carried back and used by us for 20 years to reduce REIT taxable income and the amount that we will be required to distribute in order to remain qualified as a REIT. As a REIT, our net capital losses may be carried forward for five years (but not carried back) and used to reduce capital gains.

In general, a distribution must be made during the taxable year to which it relates to satisfy the distribution test and to be deducted in computing REIT taxable income. However, we may elect to treat a dividend declared and paid after the end of the year (a “subsequent declared dividend”) as paid during such year for purposes of complying with the distribution test and computing REIT taxable income, if the dividend is (1) declared before the regular or extended due date of our tax return for such year and (2) paid not later than the date of the first regular dividend payment made after the declaration, but in no case later than 12 months after the end of the year. For purposes of computing the 4% excise tax, a subsequent declared dividend is considered paid when actually distributed. Furthermore, any dividend that is declared by us in October, November or December of a calendar year, and payable to shareholders of record as of a specified date in such quarter of such year will be deemed to have been paid by us (and received by shareholders) on December 31 of such calendar year, but only if such dividend is actually paid by us in January of the following calendar year.

For purposes of complying with the distribution test for a taxable year as a result of an adjustment in certain of our items of income, gain or deduction by the IRS, we may be permitted to remedy such failure by paying a “deficiency dividend” in a later year together with interest and a penalty. Such deficiency dividend may be included in our deduction of dividends paid for the earlier year for purposes of satisfying the distribution test. For purposes of the 4% excise tax, the deficiency dividend is taken into account when paid, and any income giving rise to the deficiency adjustment is treated as arising when the deficiency dividend is paid.

We believe that we have distributed and intend to continue to distribute to our shareholders in a timely manner such amounts sufficient to satisfy the annual distribution requirements. However, it is possible that timing differences between the accrual of income and its actual collection, and the need to make non-deductible expenditures (such as principal payments on debt) may cause us to recognize taxable income in excess of our net cash receipts, thus increasing the difficulty of compliance with the distribution requirement. In order to meet the distribution requirement, we might find it necessary to arrange for short-term, or possibly long-term, borrowings.

Failure to Qualify.    If we fail to qualify as a REIT for any taxable year, and if certain relief provisions of the Code do not apply, we would be subject to federal income tax (including applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of our current and accumulated earnings and profits. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction.

If our failure to qualify as a REIT is not due to reasonable cause but results from willful neglect, we would not be permitted to elect REIT status for the four taxable years after the taxable year for which such disqualification is effective. In the event we were to fail to qualify as a REIT in one year and subsequently requalify in a later year, we might be required to recognize taxable income based on the net appreciation in value of our assets as a condition to requalification. In the alternative, we may be taxed on the net appreciation in value of our assets if we sell assets within ten years of the date we requalify as a REIT under federal income tax laws.

Taxation of Taxable U.S. Shareholders

As used herein, the term “U.S. shareholder” means a holder of shares who (for United States federal income tax purposes) (1) is a citizen or resident of the United States, (2) is a corporation, partnership, or other entity treated as a corporation or partnership for federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (3) is an estate the income of which is subject to United States federal income taxation regardless of its source or (4) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or a trust that has a valid election to be treated as a U.S. person in effect.

As long as we qualify as a REIT, distributions made to our U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and corporate shareholders will not be eligible for the dividends-received deduction as to such amounts.

Distributions that are properly designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income under the Code.

Distributions in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder’s shares, and will result in a corresponding reduction in the shareholder’s basis in the shares. Any reduction in a shareholder’s tax basis for its shares will increase the amount of taxable gain or decrease the deductible loss that will be realized upon the eventual disposition of the shares. We will notify shareholders at the end of each year as to the portions of the distributions which constitute ordinary income, capital gain or a return of capital. Any portion of such distributions that exceed the adjusted basis of a U.S. shareholder’s shares will be taxed as capital gain from the disposition of shares, provided that the shares are held as capital assets in the hands of the U.S. shareholder.

Aside from the different income tax rates applicable to ordinary income and capital gain dividends, regular and capital gain dividends from us will be treated as dividend income for most other federal income tax purposes. In particular, such dividends will be treated as “portfolio” income for purposes of the passive activity loss limitation (including all individuals) and shareholders generally will not be able to offset any “passive losses” against such dividends. Dividends will be treated as investment income for purposes of the investment interest limitation contained in Section 163(d) of the Code, which limits the deductibility of interest expense incurred by noncorporate taxpayers with respect to indebtedness attributable to certain investment assets.

In general, dividends paid by us will be taxable to shareholders in the year in which they are received, except in the case of dividends declared at the end of the year, but paid in the following January, as discussed above.

In general, a domestic shareholder will realize capital gain or loss on the disposition of shares equal to the difference between (1) the amount of cash and the fair market value of any property received on such disposition and (2) the shareholder’s adjusted basis of such shares. Such gain or loss will generally be short-term capital gain or loss if the shareholder has not held such shares for more than one year and will be long-term capital gain or loss if such shares have been held for more than one year. Loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from us required to be treated by such shareholder as long-term capital gain.

We may elect to retain and pay income tax on net long-term capital gains. If we make such an election, you, as a holder of shares, will (1) include in your income as long-term capital gains your proportionate share of such undistributed capital gains and (2) be deemed to have paid your proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. As a holder of shares you will increase the basis in your shares by the difference between the amount of capital gain included in your income and the amount of tax you are deemed to have paid. Our earnings and profits will be adjusted appropriately.

Backup Withholding

We will report to our domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of up to 30% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Amounts withheld as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to us. Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Shareholders (persons other than U.S. shareholders, further described below). Non-U.S. Shareholders should consult their tax advisors with respect to any such information and backup withholding requirements.

Taxation of Non-U.S. Shareholders

The following discussion is only a summary of the rules governing United States federal income taxation of Non-U.S. Shareholders such as nonresident alien individuals, foreign corporations, foreign partnerships or other foreign estates or trusts. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Certain tax treaties limit the extent to which dividends paid by a REIT can qualify for a reduction of the withholding tax on dividends. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder’s shares, they will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below.

For withholding tax purposes, we are currently required to treat all distributions as if made out of our current or accumulated earnings and profits and thus intend to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Shareholder. Under regulations, we would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. However, the Non-U.S. Shareholder may seek from the IRS a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the Non-U.S. Shareholder’s United States tax liability, if any, with respect to the distribution.

For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Under FIRPTA, a Non-U.S. Shareholder is taxed as if such gain were effectively connected with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. We are required by applicable regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend regardless of the amount actually designated as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder’s FIRPTA tax liability.

Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is anticipated that we will continue to be a “domestically controlled REIT” after the offering. Therefore, the sale of shares will not be subject to taxation under FIRPTA. However, because our shares are publicly traded, no assurance can be given that we will continue to qualify as a “domestically controlled REIT.” If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax, special alternative minimum tax in the case of nonresident alien individuals and possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser would be required to withhold and remit to the Internal Revenue Service 10% of the purchase price. Gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (1) investment in the shares is effectively connected with the Non-U.S. Shareholder’s United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (2) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and such nonresident alien individual has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts (“Exempt Organizations”), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While investments in real estate may generate UBTI, the Service has issued a published ruling to the effect that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of our shares with debt, a portion of its income from us, if any, will constitute UBTI pursuant to the “debt-financed property” rules.

Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

In addition, a pension trust that owns more than 10% of our shares is required to treat a percentage of the dividends from us as UBTI (the “UBTI Percentage”) in certain circumstances. The UBTI Percentage is our gross income derived from an unrelated trade or business (determined as if we were a pension trust) divided by our total gross income for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5% (ii) we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust and (iii) either (A) one pension trust owns more than 25% of the value of our shares or (B) a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares.

While an investment in our shares by an Exempt Organization generally is not expected to result in UBTI except in the circumstances described in the preceding paragraph, any gross UBTI that does arise from such an investment will be combined with all other gross UBTI of the Exempt Organization for a taxable year and reduced by the sum of all deductions attributable to the UBTI and $1,000. Any amount then remaining will constitute UBTI on which the Exempt Organization will be subject to tax. If the gross income taken into account in computing UBTI exceeds $1,000, the Exempt Organization is obligated to file a tax return for such year on IRS Form 990-T. We, our Board of Trustees, and any of our or their affiliates do not intend to undertake the preparation or filing of IRS Form 990-T for any Exempt Organization in connection with an investment by such Exempt Organization in the shares. Generally, IRS Form 990-T must be filed with the Service by April 15 of the year following the year in which it relates.

Other Tax Considerations

Entity Classification.    Certain of our investments are held through ARCap Investors, L.L.C., a limited liability company that has elected to be taxed as a partnership. If such limited liability company were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of our assets and items of gross income would change and might preclude us from qualifying as a REIT.

We believe that ARCap Investors, L.L.C. is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation).

Tax Shelter Reporting Regulations.    Under recently promulgated regulations, if a shareholder recognizes a loss with respect to shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a REIT are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

UNDERWRITING

RBC Dain Rauscher Inc. and JMP Securities LLC are acting as representatives of the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us the number of common shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common shares is subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all common shares offered (other than those covered by the over-allotment option described below) if any of the common shares are taken.

Underwriter	Number of Common Shares
RBC Dain Rauscher Inc.
JMP Securities LLC

Total	1,600,000

The underwriters have agreed to purchase all of the common shares sold under the underwriting agreement if any of these common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the common shares, subject to sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Discounts

The underwriters propose to offer our common shares directly to the public at $             per share and to certain dealers at this price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $             per share to certain dealers.

The following table shows the public offering price, underwriting discount and proceeds before our expenses. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 240,000 additional common shares to cover over-allotments.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to American Mortgage Acceptance Company	$	$	$

We expect to incur expenses (other than underwriting compensation referred to above) of approximately $             in connection with this offering.

Overallotment Option

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement to purchase up to 240,000 additional common shares to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus supplement. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the common shares covered by the option.

No Sales of Similar Securities

Our trustees, our Advisor and certain of our officers have agreed with the representatives, for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions, not to sell any common shares or any securities convertible into or exchangeable for common shares owned by them, without the prior written consent of the representatives. However, the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

Price Stabilization and Short Positions

In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise effect the market price of our common shares. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common shares. The underwriters may create a short position in our common shares in connection with this offering by selling more common shares than they are committed to purchase from us, and in such case, the underwriters may reduce that short position by purchasing our common shares in the open market to cover all or a portion of such short position. The underwriters may also cover all or a portion of such short position, up to 240,000 common shares, by exercising the underwriters’ over-allotment option referred to above. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

Other Relationships

The underwriters and their affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

EXPERTS

The financial statements of American Mortgage Acceptance Company as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of American Mortgage Acceptance Company for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of ARCap Investors, L.L.C. at December 31, 2002, and for the year then ended, incorporated by reference in this prospectus supplement from the Annual Report on Form 10-K of American Mortgage Acceptance Company for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of ARCap Investors, L.L.C. as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of American Mortgage Acceptance Company for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the common shares of beneficial interest offered hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. The description of certain federal income tax consequences in “Certain Federal Income Tax Considerations” is based on an opinion of Paul, Hastings, Janofsky & Walker LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Winston & Strawn, Chicago, Illinois.

$200,000,000

American Mortgage Acceptance Company

Common Shares of Beneficial Interest and

Preferred Shares of Beneficial Interest

We are American Mortgage Acceptance Company, a business trust formed under the laws of the Commonwealth of Massachusetts. This prospectus relates to the public offer and sale of our common and preferred shares of beneficial interest which we may offer from time to time in one or more series, with an aggregate public offering price of up to $200,000,000. Our shares may be offered, separately or together, in separate series and in amounts, at prices and on terms to be determined at the time of the offering of our shares.

The specific terms of our shares in respect of which this prospectus is being delivered will be set forth in one or more supplements to this prospectus and will include, in the case of preferred shares, the number of preferred shares, the specific title and stated value, any distribution, liquidation, redemption, conversion, voting and other rights, and any public offering price, and in the case of common shares, the number of common shares and the terms of the offering and sale. The supplement to this prospectus will also contain information, where appropriate, about the risk factors and federal income tax considerations relating to, and any listing on a securities exchange of, our shares.

Our shares may be offered directly, through agents designated from time to time by us, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of our shares, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth in the applicable supplement to this prospectus. See “Plan of Distribution”. No shares may be sold without delivery of the applicable supplement to this prospectus describing the method of distribution and terms of such shares.

Our common shares are traded on the American Stock Exchange under the symbol “AMC”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 3, 2002

i

FORWARD-LOOKING INFORMATION

Certain information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend” or “project” or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on the operations and future prospects of our Company include, but are not limited to those set forth under the heading “Risk Factors” in any supplement to this prospectus. These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference herein.

ii

Throughout this prospectus, the terms “Company,” “we,” “our” and “us,” are all used in reference to American Mortgage Acceptance Company and our subsidiaries, except as the context otherwise requires. Additionally, the term “shares” is used in reference to our common and preferred shares of beneficial interest to which this prospectus, and any supplement thereto relates.

OUR COMPANY

We are American Mortgage Acceptance Company, a business trust formed in June 1991 under the laws of the Commonwealth of Massachusetts. We have elected to be treated as a real estate investment trust (“REIT”) under the Internal Revenue Code (the “Code”). From formation until April 1999, we were a closed-end, finite-life REIT not permitted to finance or invest beyond the proceeds raised in our initial public offering. In April 1999, we reorganized the Company into an open-ended, infinite life REIT authorized to issue debt and equity securities and make a broader range of investments. Also in April 1999, we changed our name from American Mortgage Investors Trust to American Mortgage Acceptance Company. Our shares of beneficial interest began trading on the American Stock Exchange on July 1, 1999 under the symbol “AMC”.

We are a REIT that seeks asset diversification, capital appreciation and income for distributions to our shareholders primarily through the acquisition and origination of both government insured and uninsured mortgages secured by multifamily properties. These investments may take the form of government insured first mortgages and uninsured mezzanine loans, construction loans and bridge loans. We have also indirectly invested in subordinate commercial mortgage-backed securities and may invest in other real estate assets.

We finance the acquisition of our assets primarily through borrowing at short term rates using demand repurchase agreements. Under our declaration of trust, we may incur permanent indebtedness of up to 50% of our total market value calculated at the time the debt is incurred. Permanent indebtedness and working capital indebtedness may not exceed 100% of our total market value. Our declaration of trust provides that we may not change our policy regarding indebtedness without the consent of a majority in interest of our shareholders.

We have engaged Related AMI Associates, Inc., which we refer to as our “Advisor,” to manage our day-to-day affairs. Our Advisor has subcontracted its management obligations to its affiliate, Related Capital Company, the nation’s largest non-agency financier of affordable multifamily housing. The management team responsible for our day-to-day affairs has an average of 12 years of experience with Related Capital and an average of 20 years experience in the real estate industry.

We have elected to be treated as a REIT for federal income tax purposes. This treatment permits us to deduct dividend distributions to our shareholders for federal income tax purposes, thus effectively eliminating the “double taxation” that generally results when a corporation earns income and distributes that income to its shareholders by way of dividends. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law. See “Risk Factors” and “Certain Federal Income Tax Considerations” in the supplement relating to this prospectus.

We are not registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) and believe that we are not required to so register. If we were required to become registered, we would not be able to conduct our activities as we currently conduct them. We at all times intend to conduct our activities so as not to become regulated as an investment company under the Investment Company Act. Additional information regarding this risks associated with the failure to qualify for an exemption may be found in the applicable supplement to this prospectus.

In considering whether to purchase our shares, you should also carefully consider the matters discussed under “Risk Factors” in the supplement relating to this prospectus.

Our principal executive offices are located at 625 Madison Avenue, New York, New York 10022. Our phone number is (212) 421-5333.

DESCRIPTION OF OUR SHARES

The following description of our shares does not purport to be complete and is qualified in its entirety by reference to applicable Massachusetts law, and to provisions of our declaration of trust, as amended and restated, copies of which are exhibits to the registration statement of which this prospectus is a part. See “Where you can find more information.”

Overview

This prospectus relates to the offer and sale from time to time of common shares and/or preferred shares, which may be issued in one or more series, with an aggregate public offering price of up to $200,000,000, in amounts, at prices and on terms to be determined at the time of the offering.

Our authorized capital consists of 25,000,000 shares of beneficial interest, par value $0.10 per share. All of our authorized and issued capital is designated as common shares. We have not designated any of our shares of beneficial interest as preferred shares. As of April 30, 2002, we had 6,363,630 outstanding common shares. In addition, we have reserved 383,863 common shares for issuance under our Incentive Share Option Plan. We may sell and issue as many shares of beneficial interest as the trustees determine in their sole discretion. A majority of the trustees, including a majority of the independent trustees, are authorized to determine from time to time the number of authorized shares that will be sold and issued. The Board of Trustees may classify any unissued shares in one or more classes or series of beneficial interests.

Subject to the American Stock Exchange rules which require shareholder approval for certain issuances of securities, we may issue shares from time to time in one or more series, generally without shareholder approval, with such preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption as are permitted by Massachusetts law and as established by our Board of Trustees.

The following description sets forth certain general terms and provisions of our shares to which a supplement to this prospectus may relate. The particular terms of the shares being offered and the extent to which such general provisions may apply will be described in the applicable supplement to this prospectus relating to such shares. If so indicated in the applicable supplement to this prospectus, the terms of any series of shares may differ from the terms set forth below, except those terms required by our declaration of trust. The statements below describing our shares are subject to and qualified by reference to the applicable provisions of our declaration of trust.

General Description of our Common Shares

General.    Unless otherwise provided for in the applicable supplement to this prospectus, our common shares have equal voting, dividend, distribution, liquidation, redemption and other rights and have one vote per share on all matters submitted to a vote of the shareholders. Common shares will be validly issued, fully paid and non-assessable by us or on our behalf upon receipt of full consideration for which they have been issued or without additional consideration if issued by way of share dividend, share split, or upon the conversion of convertible debt, and will not be subject to redemption by us (except in the case of a redemption to prevent a violation of the concentration of ownership provisions of the Code applicable to REITs). Unless otherwise permitted by the Board of Trustees, the common shares do not entitle the shareholders to preference, preemptive, appraisal, conversion or exchange rights of any kind.

Distributions.    Except as otherwise provided, our common shareholders are entitled to receive distributions, when and as authorized by our Board of Trustees, out of legally available funds. Distributions will be made at such rates and on such dates as will be set forth in the applicable supplement to this prospectus.

Voting Rights.    Except as otherwise provided, all common shares shall have equal voting rights. Shareholders do not have cumulative voting rights. Excess Shares are not entitled to any voting rights and are not considered outstanding for the purpose of determining a quorum.

Registrar and Transfer Agent.    The registrar and transfer agent for our common shares will be set forth in the applicable supplement to this prospectus.

General Description of our Preferred Shares

General.    Subject to limitations prescribed by Massachusetts law and our declaration of trust, our Board of Trustees is authorized to fix the number of shares constituting each series of preferred shares and the designations and terms, preferences, and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, distributions, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of our Board of Trustees or a duly authorized committee thereof. The preferred shares will, when issued, be fully paid and non assessable and, if so provided in a supplement to this prospectus, will have no preemptive rights.

As of the date of this prospectus, we have not designated any of our shares of beneficial interest as preferred shares. The Board of Trustees may classify any unissued preferred shares of beneficial interest and reclassify any previously classified but unissued preferred shares of any series from time to time, in one or more series of shares. Reference is made to any supplement to this prospectus relating to the preferred shares offered thereby for specific items, including:

•	The title and stated value of such preferred shares;

•	The number of shares of such preferred shares offered, the liquidation preference per share and the offering price of such preferred shares;

•	The distribution rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such preferred shares;

•	The date from which distributions on such preferred shares shall accumulate, if applicable;

•	The procedures for any auction and remarketing, if any, for such preferred shares;

•	The provisions for a sinking fund, if any, for such preferred shares;

•	The provision for redemption, if applicable, of such preferred shares;

•	Any listing of such preferred shares on any securities exchange;

•	The terms and conditions, if applicable, upon which such preferred shares will be convertible into common shares, including the conversion price (or manner of calculation thereof);

•	A discussion of federal income tax considerations applicable to such preferred shares;

•	The relative ranking and preferences of such preferred shares as to distribution rights (including whether any liquidation preference as to the preferred shares will be treated as a liability for purposes of determining the availability of assets for distributions to holders of shares ranking junior to the preferred shares as to distribution rights) and rights upon our liquidation or winding up of our affairs;

•	Any limitations on issuance of any series of preferred shares ranking senior to or on a parity with such series of preferred shares as to distribution rights and rights upon the liquidation, dissolution or winding up of our affairs; and

•	Any other specific terms, preferences, rights, limitations or restrictions of such preferred shares.

Rank.    Unless otherwise indicated in the applicable supplement to this prospectus, our preferred shares rank, with respect to payment of distributions and rights upon our liquidation, dissolution or winding up, and allocation of our earnings and losses:

•	senior to all classes or series of common shares, and to all equity securities ranking junior to such preferred shares;

•	on a parity with all equity securities issued by us, the terms of which specifically provide that such equity securities rank on a parity with the preferred shares; and

•	junior to all equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to the preferred shares.

Distributions.    Subject to any preferential rights of any outstanding shares or series of shares, our preferred shareholders are entitled to receive distributions, when and as authorized by our Board of Trustees, out of legally available funds, and share pro rata based on the number of preferred shares and other parity equity securities outstanding. Distributions will be made at such rates and on such dates as will be set forth in the applicable supplement to this prospectus.

Voting Rights.    Unless otherwise indicated in the applicable supplement to this prospectus, holders of our preferred shares will not have any voting rights.

Liquidation Preference.    Upon the voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of any common shares or any other class or series of shares ranking junior to the preferred shares in our distribution of assets upon any liquidation, dissolution or winding up, the holders of each series of preferred shares are entitled to receive, after payment or provision for payment of our debts and other liabilities, out of our assets legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable supplement to this prospectus), plus an amount, if applicable, equal to all distributions accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such preferred shares do not have a cumulative distribution). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred shares will have no right or claim to any of our remaining assets. In the event that, upon any such of our voluntary or involuntary liquidation, dissolution or winding up, the legally available assets are insufficient to pay the amount of the liquidating distributions on all of our outstanding preferred shares and the corresponding amounts payable on all of our shares of other classes or series of equity security ranking on a parity with the preferred shares in the distribution of assets upon liquidation, dissolution or winding up, then the holders of our preferred shares and all other such classes or series of equity security shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If the liquidating distributions are made in full to all holders of preferred shares, our remaining assets shall be distributed among the holders of any other classes or series of equity security ranking junior to the preferred shares upon our liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares.

Conversion Rights.    The terms and conditions, if any, upon which shares of any series of preferred shares are convertible into common shares will be set forth in the applicable supplement to this prospectus. Such terms will include the number of common shares into which the preferred shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred shares or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such preferred shares.

Redemption.    If so provided in the applicable supplement to this prospectus, our preferred shares will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in the such supplement to this prospectus.

Registrar and Transfer Agent.    The registrar and transfer agent for our preferred shares will be set forth in the applicable supplement to this prospectus.

Restrictions on Transfer

In order for us to qualify as a REIT, our shares must be beneficially owned by 100 or more persons for at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the number or value of the outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended, to include certain exempt entities) during the last half of a taxable year or during a proportionate part of a shorter taxable year (other than during its first taxable year). In order to prevent five or fewer individuals from acquiring more than 50% of our outstanding shares, and a resulting failure to qualify as a REIT, we intend to limit the ownership and transfer of shares in order to comply with such limitations.

Certain transfers or purchases may be prohibited by the Board of Trustees to ensure our continued qualification as a REIT under the Code. The Board of Trustees may require each proposed transferee of shares to deliver a statement or affidavit setting forth the number of shares, if any, already owned, directly or indirectly, by such transferee and may refuse to permit any transfer of shares which would cause an accumulation of shares that would jeopardize our status as a REIT.

Our declaration of trust provides that the Board of Trustees may redeem shares in order to maintain our REIT status. The redemption price is determined in good faith by our independent trustees.

Our declaration of trust provides that, subject to certain exceptions, if at any time, a person becomes an owner of, or is deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the outstanding shares, then the shares most recently acquired by such person which are in excess of the 9.8% limit (the “Excess Shares”) will have the following characteristics:

•	not have any voting rights;

•	not be deemed outstanding for the purpose of determining a quorum at the annual meeting or any special meeting of shareholders or for determining the number of outstanding shares for purposes of determining a “majority of the outstanding shares” in connection with a shareholders’ vote without a meeting;

•	any dividends or distributions with respect to the Excess Shares will be held by us in a savings account for the benefit of the holders of such Excess Shares until such time as the Excess Shares cease to be Excess Shares; and

•	Excess Shares shall be deemed to have been offered for sale to us or our designee for a period of 120 days from the date of (i) the transfer that created the Excess Shares, if we had actual knowledge of the transfer or (ii) if we do not have actual knowledge of the transfer, the determination by the trustees in good faith that a transfer creating Excess Shares has taken place. The price for such Excess Shares shall be their fair market value as of the date of either (i) or (ii) above.

After we give notice of our intention to purchase the Excess Shares such shares shall have no further rights beyond the right of the shareholder to receive payment for them.

Any person who acquires Excess Shares is obliged to immediately give written notice to us and provide us with any information we may request in order to determine the effect of the acquisition on our status as a REIT.

Restrictions on Certain Conversion Transactions

Our declaration of trust requires that 80% in interest of the shareholders and all the independent trustees approve “conversion transactions,” which are exchange offers, mergers, consolidations or similar transactions involving us in which the shareholders receive securities in a surviving entity having a substantially longer duration or materially different investment objectives and policies, or that is anticipated to provide significantly greater compensation to management, except for any such transaction affected because of changes in applicable law, or to preserve tax advantages for a majority in interest of the shareholders. It should be noted that standards such as “substantially longer duration,” “materially different investment objectives and policies” or “provides significantly greater compensation to management” are not defined and are by their nature potentially ambiguous. Any ambiguities will be resolved by the Board of Trustees (a majority of whom are independent trustees).

Certain Provisions of our Declaration of Trust

Our organizational document, our declaration of trust, binds each trustee and each shareholder. Each shareholder is deemed to have agreed to the terms of our declaration of trust by electing to become a shareholder.

Shareholder Meetings

An annual meeting of shareholders will be held not less than 30 days after delivery of the annual report, but in no event later than June 30 of each year. Special meetings may be called by the Chairman of the Board, by the President, by a majority of the trustees or by a majority of the independent trustees, or by shareholders holding, in the aggregate, not less than 10% of the outstanding common shares. At any meeting of shareholders, each shareholder is entitled to one vote for each common share owned of record (other than Excess Shares) on the applicable record date. In general, the presence in person or by proxy of a majority of the outstanding common shares shall constitute a quorum, and a majority vote of the shareholders will be binding on all our shareholders.

Shareholder Voting

All elections for trustees are decided by a plurality vote at a meeting or without a meeting provided that at least a majority of the outstanding shares cast a vote in such election. Unless otherwise provided by our declaration of trust, all other questions are decided by a majority of the votes cast at a meeting at which a quorum is present or a majority of outstanding shares cast, without a meeting.

Each shareholder entitled to vote may do so (i) at a meeting, in person, by written proxy or by a signed writing or consent directing the manner in which the shareholder desires that the shareholder’s vote be cast (which must be received by the trustees prior to such meeting) or (ii) without a meeting, by a signed writing or consent directing the manner in which the shareholder desires that the shareholder’s vote be cast (which must be received by the trustees prior to the date the votes of the shareholders are to be counted).

Shareholder Lists

An alphabetical list of names, record addresses and business telephone numbers of all shareholders with the number of shares held by each, is maintained as part of our books and records at our principal office. Such list is updated at least quarterly, and is open for inspection by a shareholder or the shareholder’s designated agent upon such shareholder’s request. Such list will be mailed to any shareholder requesting the list within 10 days of the request. We may require the shareholder requesting such shareholder’s list to represent that the list is not requested for a commercial purpose unrelated to the shareholder’s interest in us.

Inspection of Books and Records

Any shareholder and any designated representative thereof is permitted access to all of our records at all reasonable times, and may inspect and copy any of them. In addition, our books and records are open for inspection by state securities administrators upon reasonable notice and during normal business hours at our principal place of business.

Trustees

A majority of the trustees must at all times be independent trustees. Independent trustees are trustees who are not affiliated with our Advisor, not serving as a director or trustee for more than three other REITs organized by our sponsor and not performing other services for us except as trustees. Our declaration of trust requires that we have not less than three nor more than nine trustees as fixed from time to time by the Board of Trustees. On June 12, 2001, the Board of Trustees fixed the number of trustees at five.

A trustee may be removed by a majority of the other trustees only for cause. A trustee may be removed, with or without cause, by vote of the majority of the outstanding shares entitled to vote. Any vacancy, except a vacancy created by the removal of a trustee by the shareholders, may be filled by a majority of the remaining trustees, except that independent trustees must nominate replacements for vacancies in independent trustee positions. Vacancies caused as a result of the removal of a trustee by the shareholders must be filled by the shareholders. Each trustee serves a term of one year.

No bond is required to secure the performance of a trustee unless the Board of Trustees so provide or as required by law. The trustees are empowered to fix the compensation of all officers whom they select. The independent trustees will be paid $10,000 per year. Non-independent trustees will not be compensated by us.

None of our Advisor, the trustees nor their affiliates may vote any shares held by them on matters submitted to the shareholders regarding the removal of or on any transaction between us and our Advisor, the trustees or their affiliates. Shares held by our Advisor, the trustees and their affiliates may not be included in determining the number of outstanding shares entitled to vote on these matters, nor in the shares actually voted thereon.

Amendment of the Declaration of Trust

Our declaration of trust may be amended by the vote of the holders of a majority of the outstanding common shares and a majority of the trustees, including a majority of the independent trustees, except that the amendment of the provision contained in our declaration of trust regarding supermajority shareholder approval of certain roll-up or conversion transactions requires the vote of the holders of 80% of the outstanding shares. Notwithstanding the foregoing, a majority of the trustees, including a majority of the independent trustees, are authorized to amend our declaration of trust without the consent of shareholders (i) to the minimum extent necessary, based on an opinion of counsel, to comply with the provisions of the Code applicable to REITs, the regulations thereunder, and any ruling on or interpretation of the Code or the regulations thereunder (ii) to delete or add any provision required to be deleted or added by the Securities and Exchange Commission or a state “blue sky” commissioner, which addition or deletion is deemed by such official to be for the benefit or protection of shareholders or (iii) to clarify any ambiguities or correct any inconsistencies.

Responsibility of Trustees

The Board of Trustees is responsible for our general policies and for such general supervision and management of our business as may be necessary to insure that such business conforms to the provisions of our declaration of trust.

The trustees are accountable to the shareholders as fiduciaries and are required to perform their duties in good faith and in a manner each trustee believes to be in our best interest and our shareholders, with such care, including reasonable inquiry, as a prudent person in a like position would use under similar circumstances.

Our declaration of trust provides that the trustees shall have full, absolute and exclusive power, control, management and authority over our assets and over our business and affairs to the same extent as if the trustees were the sole owners thereof in their own right. The trustees have the power to enter into commitments to make any investment, purchase or acquisition or to exercise any power authorized by our declaration of trust, including the power to retain an advisor and to delegate any of the trustees’ powers and duties to an advisor.

The trustees have the responsibility to establish written policies on investments and borrowings and shall monitor our and our Advisor’s administrative procedures, investment operations and performance to assure that such policies are carried out. A majority in interest of the shareholders must approve any change in our investment objectives.

Indemnification

We agreed to indemnify and hold harmless our trustees, our Advisor and their affiliates who are performing services on our behalf (“Indemnified Parties”) against expense or liability, including attorneys’ fees and disbursements, in any action arising out of any act performed or omitted to be performed by them in connection with our operation or business; provided, that, (i) our trustee or our Advisor has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests (ii) such liability or loss was not the result of negligence or misconduct on the part of the Indemnified Party and (iii) such indemnification or agreement to hold harmless is recoverable only out of our assets and not from the shareholders. In addition, our declaration of trust contains provisions limiting the personal liability of our trustees, officers and shareholders.

We do not indemnify the Indemnified Parties for any liability imposed by a judgment, and costs associated with a judgment, including attorneys’ fees, arising from or out of a violation of state or federal securities laws. However, we may indemnify the Indemnified Parties for settlements and related expenses of lawsuits alleging securities laws violations and for expenses incurred in successfully defending such lawsuits, but only if: (a) a court either (i) approves the settlement and finds that indemnification of the settlement and related costs should be made or (ii) approves indemnification of litigation costs if there has been a successful defense or (b) there has been a dismissal on the merits with prejudice (without a settlement).

Possible Shareholder Liability

It is possible that certain states may not recognize the limited liability of shareholders, although our declaration of trust provides that our shareholders shall not be subject to any personal liability for our acts or obligations. Our declaration of trust also provides that every written agreement entered into by us shall contain a provision that our obligations are not enforceable against our shareholders personally. No personal liability should attach to our shareholders under any agreement containing such a provision; however, not every written agreement entered into by us contains such a provision. In certain states, our shareholders may be held personally liable for claims against us (such as contract claims where the underlying agreement does not specifically exclude shareholder liability, claims for taxes, certain statutory liability and tort claims). Upon payment of any such liability, however, the shareholder will, in the absence of willful misconduct on the shareholder’s part, be entitled to reimbursement from our general assets, to the extent such assets are sufficient to satisfy the claim.

USE OF PROCEEDS

Unless otherwise described in a supplement to this prospectus, we expect to use the net proceeds of the sale of our shares primarily to acquire and originate government insured and uninsured mortgage investments consistent with our investment policy limitations as stated in our declaration of trust, in each case, as described in detail in the prospectus supplement depending upon the circumstances at the time of the related offering, and for other general trust purposes. Any specific allocation of the net proceeds of an offering of shares to a specific purpose will be determined at the time of such offering and will be described in the related supplement to this prospectus.

PLAN OF DISTRIBUTION

We may sell our shares in or outside the United States to or through underwriters or dealers, through agents or directly to other purchasers. The applicable supplement to this prospectus with respect to our shares, will set forth the terms of the offering of our shares, including the name or names of any underwriters, dealers or agents, the public offering price, any underwriting discounts and other items constituting underwriter compensation, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the securities may be listed.

Our shares may be sold directly by us or through agents designated by us from time to time at fixed prices, which may be changed. Any agent involved in the offer or sale of our shares will be named, and any commissions payable by us to such agent will be set forth, in the supplement to this prospectus relating thereto.

In connection with the sale of our shares, underwriters or agents may receive compensation from us or from purchasers of our shares, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell our shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our shares may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on the resale of our shares they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from us will be described, in the applicable supplement to this prospectus. Unless otherwise set forth in the supplement to this prospectus relating thereto, the obligations of the underwriters or agents to purchase our shares will be subject to conditions precedent and the underwriters will be obligated to purchase all our shares if any are purchased. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Any common shares sold pursuant to this prospectus and applicable prospectus supplement, will be approved for trading, upon notice of issuance, on the American Stock Exchange.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of our shares may be entitled to indemnification by us against and contribution toward certain liabilities, including liabilities under the Securities Act.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

In order to comply with the securities laws of certain states, if applicable, our shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERENCE DIVIDENDS

The following table sets forth our historical ratio of earnings to combined fixed charges and preference dividends for the periods indicated:

Year Ended December 31,
1997	1998	1999	2000	2001
N/A	N/A	8:1	2:1	4:1

For the purposes of computing the ratio of earnings to fixed charges and preference dividends, earnings were calculated using income before minority interests, adding back total fixed charges less preference security dividend requirements of consolidated subsidiaries. Fixed charges consist of interest expense, minority interest in income of subsidiary, recurring fees and amortization of capitalized costs related to indebtedness and preference security dividend requirements of consolidated subsidiaries. There are no periods in which earnings were insufficient to cover combined fixed charges and preference dividends. We had no debt outstanding prior to 1999.

EXPERTS

The consolidated financial statements of American Mortgage Acceptance Company and of ARCap Investors, L.L.C. incorporated in this prospectus by reference from the Annual Report on Form 10-K of American Mortgage Acceptance Company for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York. The validity of the shares will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any document we file at the SEC’s regional offices at Citigroup Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. The SEC maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the SEC and which are available at the SEC’s web site at: http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register the shares offered by this prospectus. This prospectus is part of the registration statement. This prospectus does not contain all the information contained in the registration statement because we have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s web site listed above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on April 1, 2002 (SEC File No. 001-14583);

•	Our Quarterly Report on Form 10-Q for the period ending March 31, 2002, filed with the SEC on May 15, 2002 (SEC File No. 001-14583);

•	Our Quarterly Report on Form 10-Q for the period ending June 30, 2002, filed with the SEC on August 14, 2002 (SEC File No. 001-14583); and

•	Form 8-A12B, filed with the SEC on October 30, 1998 (SEC File No. 001-14583).

You may request a copy of these filings (not including the exhibits to such documents unless the exhibits are specifically incorporated by reference in the information contained in this prospectus), at no cost, by writing or telephoning us at the following address:

American Mortgage Acceptance Company

625 Madison Avenue

New York, New York 10022

Attn: Hilary Forman

Telephone requests may be directed to (212) 421-5333.

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

Statements contained in this prospectus as to the contents of any contract or document are not necessarily complete and in each instance reference is made to the copy of that contract or document filed as an exhibit to the registration statement or as an exhibit to another filing, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

1,600,000 Shares

American Mortgage Acceptance Company

Common Shares of Beneficial Interest

PRICE $     PER SHARE

RBC CAPITAL MARKETS	JMP SECURITIES

P R O S P E C T U S   S U P P L E M E N T

            , 2003